EXHIBIT 99.1

Annual Information Form March 3, 2014
Teck

2013 Annual Information Form

Teck Resources Limited	Page i

2013 Annual Information Form

Teck Resources Limited	Page ii

2013 Annual Information Form

Nomenclature

In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Resources Limited and its subsidiaries.

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2013 Annual Information Form

Cautionary Statement on Forward-Looking Information

This Annual Information Form contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  These statements relate to future events or our future performance.  All statements other than statements of historical fact are forward-looking statements.  The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Information Form.  These forward-looking statements include but are not limited to, statements concerning:

■	forecast production and operating costs;

■	our strategies and objectives;

■	prices and price volatility for copper, coal, zinc and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

■	the demand for and supply of copper, coal, zinc and other products and commodities that we produce and sell;

■	our interest and other expenses;

■	our tax position and the tax rates applicable to us;

■	the costs of construction at our Fort Hills oil sands project and timing of production;

■
decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our other development and expansion projects, including, among others, the Frontier project, the Quebrada Blanca hypogene project, the Relincho copper project; the Quintette coal mine, our Galore Creek project and various expansions and mine life extensions at our Elk Valley coal mines;

■	our estimates of the quantity and quality of our mineral and oil reserves and resources;

■	the production capacity of our operations, our planned production levels and future production;

■	availability of transportation for our products from our operations;

■	potential impact of transportation and other potential production disruptions;

■	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

■
our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

■	the costs and potential impact of managing water quality at our coal operations;

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2013 Annual Information Form

■	our financial and operating objectives;

■	our exploration, environmental, health and safety initiatives;

■	the outcome of legal proceedings and other disputes in which we are involved;

■	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;

■	the timing of completion of pre-feasibility or feasibility studies on our properties;

■	the mine lives of our operations;

■	our dividend policy; and

■	general business and economic conditions.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals or other regulatory processes, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal commodities, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form.  Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

■	general business and economic conditions;

■	interest rates;

■	changes in commodity and power prices;

■	acts of foreign governments and the outcome of legal proceedings;

■	the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal and zinc and our other metals and minerals as well as oil, natural gas and petroleum products;

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■	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including regarding mine extensions;

■	our costs of production and our production and productivity levels, as well as those of our competitors;

■	our ability to secure adequate transportation for our products;

■	changes in credit market conditions and conditions in financial markets generally;

■	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;

■	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

■	the availability of qualified employees and contractors for our operations, including our new developments;

■	our ability to attract and retain skilled staff;

■	the satisfactory negotiation of collective agreements with unionized employees;

■	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;

■	engineering and construction timetables and capital costs for our development and expansion projects;

■	costs of closure of various operations;

■	market competition;

■	the accuracy of our reserve and resource estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

■	premiums realized over London Metal Exchange cash and other benchmark prices;

■	tax benefits and tax rates;

■	the outcome of our coal price and volume negotiations with customers;

■	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;

■	the resolution of environmental and other proceedings or disputes;

■	the future supply of low cost power to the Trail smelting and refining complex;

■	our ability to obtain, comply with and renew permits in a timely manner; and

■	our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive.  Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.  You

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should also carefully consider the matters discussed under “Description of the Business — Risk Factors” in this Annual Information Form. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources, Oil and Gas Reserves and Contingent Bitumen Resources

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

In this Annual Information Form we use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Readers are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them and does not permit U.S. mining companies in their filings with the SEC to disclose estimates of mineral resources. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be economically or legally mineable.

Canadian standards of oil and gas disclosure also differ significantly from the requirements of the SEC and oil and gas reserve and resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies.  The oil and gas reserves and resources estimates in this Annual Information Form have been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities and differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K.  For example, in this Annual Information Form we use the term “contingent bitumen resources”. Investors are advised that while such term is recognized and required by Canadian regulations, the SEC does not recognize it and such resources are not normally permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of contingent bitumen resources will ever be converted into reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in the documents incorporated by reference into this Annual Information Form in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies.

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Glossary of Technical Terms

bitumen: a naturally occurring heavy viscous crude oil.

cathode:  an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic metal refining process.

clean coal:  coal that has been processed to separate impurities and is in a form suitable for sale.

coking coal: those steelmaking coals possessing physical and chemical characteristics that facilitate the manufacture of coke, which is used in the steelmaking process.  Coking coal may also be referred to as steelmaking coal.

concentrate:  a product containing valuable minerals from which most of the waste mineral in the ore has been eliminated in a mill or concentrator.

contingent bitumen resource: those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.

crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.

dump leach: a process that involves dissolving and recovering minerals from typically lower grade uncrushed ore from a mine dump.

extraction plant:  a facility in which bitumen is separated from sand, water and other impurities.

flotation:  a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely-crushed minerals, while other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

hard coking coal:  a type of coking coal used primarily for making coke in integrated steel mills.

heap leach: a process whereby metals are leached from a heap of crushed ore by leaching solutions seeping through the heap into a container or liner beneath the heap.

hypogene:  primary sulphide ore located beneath shallow zones of ore affected by weathering processes.

mill:  a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

oil sands:  sand and rock material that contains bitumen.

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ore:  naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

orebody: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

PCI coal: means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steelmaking process in partial replacement for high quality coking coals which are typically more expensive.

semi-autogenous grinding (SAG):  a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

slag: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by-product of the smelting process.

smelter:  a plant in which concentrates are processed into an upgraded product by application of heat.

steelmaking coal: means the various grades of coal that are used in the steelmaking process including both coals to produce coke and coals that are pulverized for injection into the blast furnace as a fuel.

sulphide:  a mineral compound containing sulphur but no oxygen.

supergene:  near-surface ore that has been subject to secondary enrichment by weathering.

SX-EW:  an abbreviation for Solvent Extraction–Electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.

tailings:  the effluent that remains after recoverable metals have been removed from the ore during processing.

thermal coal: means coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by coking coals.  Most thermal coal is used to produce electricity in thermal power plants.

treatment and refining charges: the charge a mine pays to a smelter as a fee for conversion of concentrates into refined metal.

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Corporate Structure

Name, Address and Incorporation

Teck Resources Limited was continued under the Canada Business Corporations Act in 1978.  It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively.  Over the years, several other reorganizations have been undertaken.  These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the acquisition of 100% of Cominco Ltd. in 2001.  On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.  On January 1, 2008, we amalgamated with our wholly-owned subsidiary, Aur Resources Inc., by way of vertical short form amalgamation under the name Teck Cominco Limited.  On April 23, 2009, we changed our name to Teck Resources Limited from Teck Cominco Limited.  On June 1, 2009 Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.

Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and for other corporate purposes.  On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  On September 12, 2001, the Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” provisions for the benefit of the Class B subordinate voting shares.  Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  See “Description of Capital Structure” below for a description of the attributes of the Class A common shares and Class B subordinate voting shares.  On April 23, 2009, our Articles were amended to effect the name change to Teck Resources Limited as described above.

The registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

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Intercorporate Relationships

Our financial statements consolidate the accounts of all of our subsidiaries.  Our material subsidiaries as at December 31, 2013 that are wholly-owned are listed below.  Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

Company Name	Jurisdiction of Incorporation/Formation/ Continuation
Teck Financial Corporation Ltd.	Bermuda
Aurcay Holdings Ltd.	Bermuda
Aur QB Ltd.	Bermuda
Teck Resources Chile Limitada	Chile
Teck Base Metals Ltd.	Bermuda
Teck Metals Ltd.	Canada
Teck Resources Coal Partnership	British Columbia
Fording Partnership	Alberta
Teck Coal Partnership	Alberta
Elkview Limited Partnership	Alberta
TCL US Holdings Ltd.	Washington, U.S.A.
TCAI Incorporated	Washington, U.S.A.
Teck American Incorporated	Washington, U.S.A.
Teck Alaska Incorporated	Alaska, U.S.A.

In addition to the wholly-owned subsidiaries listed above, we own, directly or indirectly:

•	a 97.5% partnership interest in the Highland Valley Copper partnership;
•	a 20% limited partnership interest in Fort Hills Energy Limited Partnership;
•	a 76.5% share interest in Compañia Minera Teck Quebrada Blanca S.A.;
•	a 90% share interest in Compañía Minera Teck Carmen de Andacollo S.A.; and
•	a 22.5% indirect share interest in Compañía Minera de Antamina S.A., which owns the Antamina copper and zinc mine in Peru.

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The following chart sets out the relationships among our material subsidiaries.

Teck Resources Limited (Canada)
97.5%
Teck Highland Valley Copper Partnership (B.C.)
Teck Metals Ltd. (Canada)
Trail Operations
Teck Resources Coal Partnership (B.C.)
Fording Partnership (Alberta)
Teck Coal Partnership (Alberta)
95%
Elkview Limited Partnership (Alberta)
TCL US Holdings Ltd. (USA)
Teck American Incorporated (USA)
Teck Alaska Incorporated (USA)
20%
Fort Hills Energy Limited Partnership
Teck Financial Corporation Ltd. (Bermuda)
Teck Base Metals Ltd. (Bermuda)
22.5%
Compania Minera Antamina S.A. (Peru)
Aurcay Holdings Ltd. (Bermuda)
Aur QB Limited (Bermuda)
63%
Teck Resources Chile Limitada (Chile)
27%
76.5%
Compania Minera Teck Carmen de Andacollo (Chile)
Compania Minera Teck Quebrada Blanca S.A. (Chile)

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General Development of the Business

Three-Year History

2011

In 2011 average annual prices for our principal products increased compared to 2010.  Annual average prices for copper and zinc were US$4.00 and US$0.99 per pound, respectively, compared with US$3.42 and US$0.98 per pound in 2010.  Realized coal prices increased from US$181 per tonne in 2010 to US$257 per tonne in 2011.

In 2011 we focused on developing and advancing initiatives at existing operations and projects. In April we announced an expansion study to examine the feasibility of adding an additional SAG mill, ball mill and other associated plants and equipment in order to increase annual production at Carmen de Andacollo.  A mill optimization project at Highland Valley Copper mine commenced in the third quarter, expected to result in improved operational efficiency and recoveries.  At our Trail Operations, a $210 million investment to increase our capacity to recycle end-of-life electronics and a $125 million investment for a new acid plant were approved in the fourth quarter of 2011.  In November, a regulatory application and environmental impact assessment for the Frontier project (including the Equinox Project) were submitted to regulators. Feasibility and prefeasibility work continued on a number of our projects over the course of the year as well.

With the repayment of the Fording Canadian Coal Trust acquisition debt completed in 2010, we undertook fewer significant capital market transactions and asset dispositions in 2011 as compared to 2010.  In July 2011 we issued US$300 million principal amount of 3.15% notes due 2017, US$700 million principal amount of 4.75% notes due 2022 and US$1 billion of 6.25% notes due 2041.  We announced and completed the sale of our Carrapateena project in the second half of 2011 for cash proceeds of US$134 million.  In June 2011 we announced a normal course issuer bid in respect of up to 40 million of our Class B subordinate voting shares.

Our cash and cash equivalents as at December 31, 2011 were $4.4 billion against debt of $7.0 billion.

2012

In 2012 average annual prices for our principal products decreased compared to 2011.  Annual average prices for copper and zinc were US$3.61 and US$0.88 per pound, respectively, compared with US$4.00 and US$0.99 per pound in 2011.  Realized coal prices decreased from US$257 per tonne in 2011 to US$193 per tonne in 2012.

We refinanced our remaining high-yield debt over the course of the year by issuing lower coupon bonds and redeeming the outstanding high-yield bonds. In February we issued US$500 million principal amount of 3.000% notes due 2019 and US$500 million principal amount of 5.200% notes due 2042.  The net proceeds of the offering, together with cash on hand, were used to redeem all of the approximately US$530 million outstanding 9.75% senior notes due 2014 and approximately US$521 million principal amount, or half, of our outstanding 10.75% senior notes due 2019.  In August we issued $500 million aggregate principal amount of 2.500% notes due 2018, US$750 million aggregate principal amount of 3.750% notes due 2023 and US$500 million aggregate principal amount of 5.400% notes due 2043.  We used the net proceeds of those issuances, together with cash on hand, to fund the redemption of all of our outstanding 10.25% senior notes due 2016 and the remaining outstanding 10.75% senior notes due 2019.

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In June we announced the renewal of our normal course issuer bid for up to 20 million of our Class B subordinate voting shares.  In the year ended December 31, 2012, we had purchased 3.9 million Class B subordinate voting shares for cancellation pursuant the normal course issuer bid programs that were in place during the year.  In November we announced a 12.5% dividend increase, to $0.45 per share.

We continued to focus on development of our various projects in 2012. In January 2012 we announced an agreement to acquire SilverBirch Energy Corporation, which held the 50% of the Frontier oil sands development project, including the Equinox property, not owned by Teck.  In April 2012 the transaction closed, giving Teck full ownership of Frontier and Equinox. We filed the Social and Environmental Impact application for the Quebrada Blanca Phase 2 project, but voluntarily withdrew it later in the year in order to allow us to respond to comments and to provide additional information requested by Chilean authorities.  Other developments at our operations include new collective bargaining agreements that were announced in 2012 at our Antamina, Carmen de Andacollo, Quebrada Blanca, Trail and Cardinal River operations.

In the third quarter, we announced that we were implementing cost reduction programs across our operations designed to reduce our annual operating costs by a minimum of $200 million.

Our cash and cash equivalents as at December 31, 2012 were $3.3 billion against total debt of $7.2 billion.

2013

In 2013 average annual prices for our principal products decreased compared to 2012.  Annual average prices for copper and zinc were US$3.32 and US$0.87 per pound, respectively, compared with US$3.61 and US$0.88 per pound in 2012.  Realized coal prices decreased from US$193 per tonne in 2012 to US$149 per tonne in 2013.

A number of previously announced development projects were significantly advanced towards completion in 2013, including the mill optimization project at the Highland Valley Copper mine and the new acid plant at our Trail Operations.  We did not announce any new major development projects at our existing operations in 2013.

Work continued throughout the year on permitting activities related to our Quebrada Blanca Phase 2 project, and related permitting for the remaining mine life of the existing Quebrada Blanca operation.

Our Energy business unit achieved a significant milestone in 2013, when construction of the Fort Hills oil sands project, in which we hold a 20% share, was approved by the Fort Hills partners.  See “Description of the Business ― Energy” for a discussion of the project.

In April the British Columbia Ministry of the Environment issued an Area Based Management Plan Order, which called for the development of an Elk Valley Water Quality Plan to address the impact of substances released by mining activities throughout the Elk Valley watershed.  We advanced development of a plan through 2013 and expect it to be completed in 2014.  A water treatment plant at our Line Creek operation commenced construction in 2013 and commissioning is expected in 2014.

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We did not engage in any financing activity in 2013, although we did increase the size of our committed revolving credit facility from US$1.0 billion to US$2.0 billion in 2013.  In June we announced the renewal of our normal course issuer bid for up to 20 million of our Class B subordinate voting shares.  In the year ended December 31, 2013, we had purchased 6.23 million Class B subordinate voting shares for cancellation pursuant the normal course issuer bid programs that were in place during the year.

We continued to implement our cost reduction program through 2013.

Our cash and cash equivalents as at December 31, 2013 were $2.8 billion against total debt of $7.7 billion.

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Description of the Business

General

Teck’s business is exploring for, developing and producing natural resources.  Our activities are organized into business units focused on copper, coal, zinc and energy.

We have interests in the following principal operations:

	Type of Operation	Jurisdiction
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Antamina	Copper/Zinc Mine	Ancash, Peru
Quebrada Blanca	Copper Mine	Region I, Chile
Carmen de Andacollo	Copper Mine	Region IV, Chile
Duck Pond	Copper/Zinc Mine	Newfoundland, Canada
Elkview	Coal Mine	British Columbia, Canada
Fording River	Coal Mine	British Columbia, Canada
Greenhills	Coal Mine	British Columbia, Canada
Coal Mountain	Coal Mine	British Columbia, Canada
Line Creek	Coal Mine	British Columbia, Canada
Cardinal River	Coal Mine	Alberta, Canada
Trail	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, U.S.A.
Pend Oreille	Zinc Mine	Washington, U.S.A.
Fort Hills	Oil Sands Mine Project	Alberta, Canada
Wintering Hills	Wind Power Facility	Alberta, Canada

Our principal products are copper, steelmaking coal and zinc.  Lead, molybdenum, silver and various specialty and other metals, chemicals and fertilizers are also produced at our operations. In addition, we own a 20% interest in the Fort Hills oil sands project, a 100% interest in the Frontier oil sands project and a 50% interest in Lease 421 in the Athabasca region of Alberta. We also actively explore for copper, zinc and gold.

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The following table sets out our revenue by product for each of our last two financial years:

Revenue by product

	2013 $(Billions)%		2012 $(Billions)%
Copper(1)	2.529	27	2.737	26
Coal	4.113	44	4.647	45
Zinc(2)	1.161	12	1.130	11
Other(3)	1.579	17	1.829	18
Total	9.382	100%	10.343	100%

(1)	Copper revenues include sales of copper contained in concentrates and cathode copper.
(2)	Zinc revenues include sales of refined zinc and zinc concentrate.
(3)	Other revenues include sales of silver, lead, molybdenum, various specialty metals, chemicals and fertilizer.

Product Summary

Copper

We produce both copper concentrates and cathode copper.  Our principal market for copper concentrates is Asia, with a lesser amount sold in Europe.  Copper concentrates produced at the Highland Valley Copper mine are distributed to customers in Asia by rail to a port in Vancouver, British Columbia, and from there by ship.  Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Asia and Europe.  Copper concentrates produced at Carmen de Andacollo are trucked to the port of Coquimbo, Chile and from there by ship to customers in Asia and Europe. Copper concentrates are sold primarily under long term contracts, with treatment and refining charges negotiated on an annual basis.  Copper cathode from our Quebrada Blanca and Carmen de Andacollo mines is trucked from the mines and sold primarily under annual contracts to customers in Asia, Europe and North America. Copper and zinc concentrates produced at our Duck Pond mine are trucked to the port of St. George, Newfoundland and shipped to customers in Europe and Asia.

The copper business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry.  Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal.  The major use of refined copper is in electrical and electronic applications, with prices and premiums highly dependent on the demand for electrical wire in construction, communications and automotive applications.

All of our revenues from sales of copper concentrates and cathode copper were derived from sales to third parties.

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Coal

Teck is the second-largest exporter of seaborne high-quality steelmaking coal in the world.  Our hard coking coal, a type of steelmaking coal, is used primarily for making coke by integrated steel mills in Asia, Europe and the Americas.  In 2013, sales to Asia accounted for approximately 75% of our annual coal sales volume, a similar ratio to 2012.  Substantially all of the coal we produce is high quality hard coking coal.  Lesser quality semi-hard coking coal (or SHCC), PCI and thermal coal products accounted for approximately 15% of our annual sales volume in 2013.

Coal is processed at our mine sites.  Processed coal is primarily shipped westbound from our mines by rail to terminals along the coast of British Columbia and from there by vessel to overseas customers.  In 2013, approximately 5% of our processed coal was shipped by rail to customers in North America.

We compete in the steelmaking coal market primarily with producers based in Australia and the United States.  We compete with Mongolian and Chinese domestic coal producers for sales to China.  Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates.  Our competitive position in the coal market continues to be determined primarily by the quality of our various coal products and our reputation as a reliable supplier, as well as by our production and transportation costs compared to other producers throughout the world.  Mine expansions in Australia, the United States and Canada, production ramp-up in China and new supply areas combined with recovery from severe weather disruptions and labour related production shortfalls in Australia have all contributed to increased availability in steelmaking coal.

The high quality seaborne steelmaking coal markets are cyclical in nature, being driven by a combination of demand, production and export capacity.  We have experienced significant fluctuations in coal prices and sales volumes in the past.  The emergence of China as a significant importer of seaborne steelmaking coal has resulted in a market that is highly elastic and volatile.  Any significant disruption in China’s economic growth could alter the demand and supply dynamics for the entire seaborne market suddenly and severely.

The majority of Teck’s coal sales in 2013 were negotiated and settled on the basis of quarterly pricing. Starting from the second quarter in 2013, a number of customers reduced the proportion of quarterly-priced tons and requested suppliers to price a portion of contract volumes on a spot basis in an effort to control costs in an environment of low steel prices. Our overall ratio of sales priced on shorter than quarterly basis was above 40% in 2013. This ratio was above 30% in 2012, and 15-25% pre-2012. Prior to 2010, substantially all of Teck’s coal production was sold under evergreen or long-term agreements with coal prices that were negotiated annually based on a coal year that ran April 1 to March 31.  We expect that substantially all of our coal pricing in 2014 will continue to be negotiated for a term of less than one year, including on a quarterly and per-vessel or spot basis.  Increasingly, more coal is being priced on a spot basis. Substantially all of our revenues from sales of coal products were derived from sales to third parties.

Zinc

We produce both refined zinc and zinc concentrates.

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2013 Annual Information Form

Our principal markets for refined zinc are North America and Asia. Refined zinc produced at our metallurgical operations at Trail, British Columbia is distributed to customers in North America by rail and/or truck and to customers in Asia by ship.

Our principal markets for zinc concentrates are Asia and Europe.  In 2013, approximately 30% of Red Dog’s zinc concentrate production was sold to our metallurgical operations at Trail for treatment and refining.  The balance of Red Dog’s production was sold to customers in Asia and Europe.

All of our revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at Red Dog and treated at Trail) were derived from sales to third parties.  We strive to differentiate our metal products by producing the alloys, sizes and shapes best suited to our customers’ needs.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe.

Trail’s supply of zinc and lead concentrates, other than those sourced from Red Dog, is provided primarily through long-term contracts with mine producers in North America, South America and Australia.

The zinc business is cyclical.  Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry.  Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.

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2013 Annual Information Form

Individual Operations

Copper

Copper Operations

Highland Valley Copper Mine, Canada (Copper)

We have an aggregate 97.5% partnership interest in the Highland Valley Copper mine located near Kamloops, British Columbia.  The remaining 2.5% is held indirectly by third parties through their interests in Highmont Mining Company.  Highland Valley’s primary product is copper concentrate and it also produces molybdenum in concentrate.

Our current interest is held through an 11.4% direct interest in the Teck Highland Valley Copper Partnership (“HVC”) and a 50.001% interest in Highmont Mining Company, which holds a 5% interest in HVC.  Our remaining 83.6% interest is held directly and indirectly through Teck Metals.  The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and crown grants.  The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to that area pursuant to various leases, claims and licenses.

The Highland Valley mine is located adjacent to Highway 97C connecting Merritt, Logan Lake, and Ashcroft, British Columbia. Access to the mine is from a 1 kilometre access road from Highway 97C. The mine is approximately 50 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver.  The mine operates throughout the year. Power is supplied by BC Hydro through a 138kv line which terminates at the Trans-Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open-pit operation. The processing plant, which uses autogenous and semi-autogenous grinding and flotation to produce metal in concentrate from the ore, has the capacity to process between 120,000 and 145,000 tonnes of ore per day depending on ore hardness.  Water from mill operations is collected and contained in a tailings impoundment area.  Mill process water is reclaimed from the tailings pond.  The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits.  The operation holds all of the permits that are material to its operations.

Ore is mined from two main sources, the Lornex and Valley pits, as well as from the Highmont pit.  These are located in the Guichon Batholith which hosts all of the ore bodies located in the area.  The Lornex orebody occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium-to-coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the batholith. These rocks are medium-to-coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal

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2013 Annual Information Form

alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

Concentrates are transported first by truck to Ashcroft and then by rail to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in Asia.    The price of copper concentrate under these long-term sales agreements is based on London Metal Exchange (“LME”) prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated annually. The balance is sold on the spot market. Molybdenum concentrates are sold to third party refiners on market terms.

The operation is subject to Canadian federal income tax and British Columbia provincial income tax, as well as British Columbia mineral tax of 13% on net cash flows from the operation, allowing full deductions for capital expenditures.

A two-year pre-stripping program that commenced in 2012 for an extension of the Lornex pit continued through 2013 and is expected to be completed in 2014.

In 2013, 16 diamond drill holes in the Valley pit totalling approximately 9,100 metres, two diamond drill holes in the Lornex pit totalling approximately 275 metres and three diamond drill holes in the Highmont pit were drilled. Diamond drill core is split in halves and sampled in three metre intervals (NQ diameter core) and two metre intervals (HQ diameter core), respectively.  One half is sent to the lab at the site for analysis and the other is retained for future reference.  Field duplicates and external umpire checks of approximately five percent of pulp samples are elements of the Highland Valley quality assurance-quality control program procedures.

In 2013, work continued on defining resources in the Bethlehem area, which was previously mined in the 1960s and 1970s. The Bethlehem deposits have the potential to further extend the mine life and supplement feed to the mill within the next few years. In 2013, a drill program was undertaken at the Bethlehem deposits, with a goal to increase confidence in the area’s potential.  Analysis of these drill holes is ongoing. Additional drilling and engineering studies are planned in 2014. Mining the Bethlehem area would require additional permitting.

The mill optimization project approved in 2011 reached substantial mechanical completion in 2013. The project includes the construction of new flotation and pebble-crushing capacity replacing the existing circuits, which is expected to increase plant availability and increase copper and molybdenum recovery and annual mill throughput over the remaining life of the mine.

Highland Valley Copper’s 2013 copper production was 113,200 tonnes of copper in concentrate, slightly lower than 2012 production of 116,300 tonnes, primarily due to lower mill throughput as a result of shutdowns associated with the mill optimization project. Annual molybdenum production was 6.1 million pounds, 39% lower than 2012 levels due to lower grades and recoveries.

2014 production at Highland Valley Copper is expected to be in the range of 110,000 to 120,000 tonnes of copper.  2013 molybdenum production is expected to be approximately five to six million pounds of molybdenum contained in concentrate.

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2013 Annual Information Form

As a result of completion of the mill optimization project, Highland Valley Copper is expected to produce between 100,000 and 150,000 tonnes of copper per year, depending on ore grades and hardness, for an average of 125,000 tonnes per year, until 2027, the end of the current expected mine life.

The Highland Valley copper mine is subject to British Columbia mineral taxes.  The B.C. mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.

Antamina Mine, Peru (Copper, Zinc)

We own indirectly 22.5% of the Antamina copper/zinc mine in Peru, with the balance held indirectly by BHP Billiton (33.75%), Glencore Xstrata plc (33.75%) and Mitsubishi Corporation (10%).  The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.  Our interest is subject to a net profits royalty of 1.667% on CMA’s free cash flow.

The Antamina property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares.  These rights concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information.  CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca.  In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru.  Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon River.  Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.

The mine is an open-pit, truck/shovel operation.  The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, silver, molybdenum and lead/bismuth concentrates.  A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

The mine is accessible via an access road maintained by CMA.  Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca.  Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility.  The tailings impoundment facility is located next to the mill.  Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

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The Antamina polymetallic deposit is skarn-hosted.  It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres.  The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite.  Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit.  The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Copper production in 2013 was 443,000 tonnes, similar to 2012, after achieving record production for the second half of the year. This was primarily due to record mill throughput rates which are expected to continue in 2014. Zinc production increased by 19% to 260,400 tonnes in 2013, primarily due to higher grades. Molybdenum production totalled 10.0 million pounds, which was 17% lower than in 2012, due to lower grades.

Our 22.5% share of Antamina’s 2014 production is expected to be in the range of 75,000 to 80,000 tonnes of copper and 40,000 to 45,000 tonnes of zinc and approximately 1 million pounds of molybdenum in concentrate.

Although mill throughput  rates are expected to continue to increase as a result of optimization initiatives, production in 2014 is expected to be significantly lower than 2013 as a result of feeding lower grade ore, both from active mine phases and stockpiles, consistent with the mine plan. Antamina is a skarn deposit and grades can vary significantly depending on which phases of the open-pit are being mined. A gradual return to higher production is expected after 2014 as grades improve.

The mine life is expected to continue until 2027.

Antamina had entered into long-term copper and zinc concentrate off-take agreements with major smelting and refining companies which covered the majority of the mine’s production of copper and zinc concentrates. These agreements expired at the end of 2013.  Antamina has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms.  Molybdenum concentrates are sold to third party refiners on market terms.

In Peru, the mining tax regime includes the Special Mining Tax, the Modified Mining Royalty and the Special Mining Contribution. CMA is operating under a tax stability agreement and is exempt from the Special Mining Tax and the Modified Mining Royalty until 2016. In the interim, CMA will be subject to the Special Mining Contribution which applies to its operating margin based on a progressive sliding scale ranging from 4% to 13.12%. CMA is also subject to Peruvian income tax.

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2013 Annual Information Form

Quebrada Blanca Mine, Chile (Copper)

The Quebrada Blanca mine is owned by a Chilean private company, Compañía Minera Teck Quebrada Blanca S.A. (“CMTQB”).  We own 90% of the Series A shares of CMTQB.  Inversiones Mineras S.A. (“IMSA”), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMTQB.  Empresa Nacional de Minera (“ENAMI”), a Chilean government entity, owns 100% of the Series B shares of CMTQB.  When combined with the Series B and Series C shares of CMTQB, our 90% holding of the Series A shares equates to a 76.5% interest in CMTQB’s total share equity.  IMSA’s and ENAMI’s shareholdings equate to a 13.5% and 10% interest in CMTQB’s total share equity, respectively.  ENAMI’s interest is a carried interest and as a result ENAMI is generally not required to contribute further funding to CMTQB.  We are in discussions with IMSA and ENAMI regarding the arrangements for funding CMTQB’s development activities.

CMTQB owns the exploitation and/or exploration rights in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights.  In addition, CMTQB owns surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

The Quebrada Blanca mine is located in northern Chile approximately 240 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile.  The Quebrada Blanca property is located at approximately 4,400 metres elevation above sea level. The local topography is represented by rounded hills disrupted by steep gulches. Vegetation cover consists of sparse tufts of grass and small shrubs.  Access to the mine site is via road from Iquique.  Mine personnel are based in a camp facility and the majority commute from large population centres, including Iquique and Santiago.

Quebrada Blanca is an open-pit mine that produces ore for both heap leach and lower grade dump leach production.  Copper-bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode.  The SX-EW plant has a capacity of approximately 85,000 tonnes of copper cathode per year.  Copper cathode is trucked to Iquique for shipment to purchasers.

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world’s largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south).  All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 km by 5 km quartz monzonite intrusive stock.  Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone.  Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

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The majority of copper cathode produced at Quebrada Blanca is sold under annual contracts to metal consumers and metal trading companies.  The remaining copper cathode is sold on the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions.

In 2013, approximately 5,500 metres of diamond core drilling in 27 drill holes and approximately 7,200 metres of reverse circulation drilling in 85 drill holes was conducted.

The 2013 drilling campaign at Quebrada Blanca focused entirely on leachable mineral exploration (i.e., supergene enrichment), testing eastern extensions of the deposit (throughout the current camp infrastructure to the base of the heap leach pads), as well as along the southern margins of the pit, around waste dump six.  The site’s exploration quality assurance and control program includes inserting coarse blanks, standards and duplicates (field, coarse reject, and pulp).  As part of site procedures, diamond core drilling is generally performed using HQ core size, with some holes reduced to NQ at depth.  Core is logged, split, sampled and stored at the mine site.  Half core samples are generally collected on two metre intervals.  The remaining half core is stored in core boxes, or used as a field duplicate sample when required. Site procedures for reverse circulation drilling call for one sample of material to be collected every two metres.  The material is then split using a riffle splitter machine.  A quality assurance and control program for blast holes was implemented over the year.

In 2013, Quebrada Blanca produced 56,200 tonnes of copper cathode, compared to 62,400 tonnes in 2012.  Production of approximately 45,000 to 50,000 tonnes of copper cathode is expected in 2014, as grades are forecasted to continue to decline as the supergene deposit is depleted.

Based on the current life-of-mine plan, and not accounting for the hypogene mineralization described below, Quebrada Blanca’s supergene orebody is expected to be mined out by 2019, but residual copper cathode production is expected to continue, at declining production rates, through 2020.

Work progressed on updating the permits for the existing facilities for the supergene operation, with an anticipated mine life that has some cathode production extending into 2020. We expect to submit the Social and Environmental Impact Assessment (SEIA) for the supergene facilities to the regulatory authorities in the second quarter of 2014.

The SEIA for Quebrada Blanca Phase 2 was submitted to Chilean authorities in 2012. We subsequently voluntarily withdrew the SEIA. The resubmission of the SEIA will depend to some extent on the progress of updating permits for the existing facilities. Our current expectation is that the Phase 2 SEIA will not be resubmitted before the end of 2014.

The Quebrada Blanca Phase 2 project involves developing the hypogene resource at Quebrada Blanca.  See “Mineral Reserves and Resources” for mineral reserve and resource information regarding the hypogene deposit.  The estimated capital cost for the development of the project is US$5.6 billion on a 100% basis (in January 2012 dollars, not including working capital or interest during construction), of which our funding share would be US$4.8 billion.  As of December 31, 2013, approximately US$336.3 million(100% level) has been spent towards that estimated capital cost for development of Quebrada Blanca Phase 2, not including the costs of completing the feasibility study for the project.

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2013 Annual Information Form

Certain commitments have been made by Quebrada Blanca in connection with the development of Quebrada Blanca Phase 2, including with respect to certain long-lead equipment and power purchase contracts.  Quebrada Blanca is evaluating ways to manage its exposure in connection with these commitments in light of the permitting delays discussed above.

Taxes payable in Chile that affect the operation include a mining tax of 4% of net sales revenue under a tax stability agreement until 2018. From 2018 the Chilean Specific Mining Tax applies to operating margin based on a progressive sliding scale from 5% to 14%.  CMTQB is also subject to federal income tax in Chile.

Carmen de Andacollo Mine, Chile (Copper)

The Carmen de Andacollo property is owned by a Chilean private company, Compañía Minera Teck Carmen de Andacollo (“CDA”).  We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA.  Our Series A shares of CDA equate to 90% of CDA’s total share equity and ENAMI’s Series B shares comprise the remaining 10% of total share equity.  ENAMI’s interest is a carried interest and as a result ENAMI is not required to contribute further funding to CDA.

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square kilometres in the area of the Carmen de Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights.  In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square kilometres as well as certain water rights.  CDA has, since 1996, been conducting mining operations on the supergene deposit on the Carmen de Andacollo property which overlies the hypogene deposit and since 2010 has been processing hypogene ore through a concentrator on the site.

The Carmen de Andacollo property is located in Coquimbo Province in central Chile.  The site is adjacent to the town of Carmen de Andacollo, approximately 55 kilometres southeast of the city of La Serena and 350 kilometres north of Santiago.  Access to the Carmen de Andacollo mine is by paved roads from La Serena.  The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres.  The climate around Carmen de Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.  The majority of mine personnel live in the town of Carmen de Andacollo, immediately adjacent to the mine or in the nearby cities of Coquimbo and La Serena.

The Carmen de Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions.  The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply-rooted fault structures.  A primary copper-gold sulphide deposit (the “hypogene deposit”) containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit.  The hypogene deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone 10 to 60 metres thick.  The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).

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2013 Annual Information Form

The Carmen de Andacollo mine is an open-pit mine.  Copper concentrate is produced by processing hypogene ore.  Supergene ore is also mined, which is transported to heap leach pads.  Copper-bearing solutions are processed in an SX-EW plant to produce grade A copper cathode.

Carmen de Andacollo produced a total of 76,800 tonnes of copper contained in concentrate in 2013, similar to 2012.  Copper cathode production was 4,400 tonnes in 2013, compared with 4,000 tonnes in 2012.

In January 2010, CDA completed the sale of a royalty interest in future gold production from Andacollo to Royal Gold, Inc.  Royal Gold’s production entitlement is equivalent to 75% of the payable gold produced until total cumulative gold production reaches 910,000 ounces, and 50% thereafter. Gold production at Carmen de Andacollo was 68,000 ounces in 2013 compared with 57,600 ounces in 2012, with 75% of the gold produced for the account of Royal Gold.

Consistent with the mine plan, copper grades are expected to continue to decline in 2014 and future years. Carmen de Andacollo’s production in 2014 is expected to be in the range of 65,000 to 75,000 tonnes of copper in concentrate and approximately 5,000 tonnes of copper cathode.

The majority of copper cathode produced at Carmen de Andacollo is sold under annual contract with metal trading companies.  The remaining Carmen de Andacollo copper cathode production is sold in the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions. Copper concentrates are sold under long-term contracts to smelters in Asia and Europe using the LME price as the basis for copper pricing and with treatment and refining charges negotiated on an annual basis.

The current reserve for Carmen de Andacollo is expected to sustain operations until 2037.  Processing of the reserve beyond 2033 will require permitting and construction of an expansion to the existing tailings facility. Copper cathode production is currently planned until mid-2015.

Taxes payable in Chile that affect the operation include a mining tax of 5% of net sales revenue under a tax stability agreement until 2018. From 2018 the Chilean Specific Mining Tax applies to operating margin based on a progressive sliding scale from 5% to 14%.  CDA is also subject to federal income tax in Chile.

Duck Pond Mine, Canada (Copper/Zinc)

We hold a 100% interest in the Duck Pond copper-zinc property. The Duck Pond property is located in central Newfoundland approximately 100 kilometres southwest of the city of Grand Falls-Windsor. The property covers approximately 12,800 hectares and is held under various mining and surface leases, mineral licenses and contractual mining rights.

We are required to pay a former owner of the property a 2% net smelter returns royalty on production from the property.

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2013 Annual Information Form

The Duck Pond deposit is a relatively flat-lying Cambrian-age, volcanogenic massive sulphide (VMS) lens enriched in copper and zinc with lesser lead, silver and gold.

The Duck Pond deposit is mined through a combination of open-pit and underground mining methods.  Mining of the Boundary open-pit began in 2013 and provides a supplemental feed source as underground reserves are depleted.

Differential flotation produces copper and zinc concentrates that are trucked to the port of St. George on the west coast of Newfoundland.

Copper and zinc concentrates produced at the Duck Pond mine are sold under long term contracts to smelters in North America and Europe using the LME as the price basis for zinc and copper pricing, with treatment and refining charges negotiated on an annual basis.

Copper in concentrate production in 2013 was 14,000 tonnes, compared with 14,100 tonnes in 2012.  Zinc production in 2013 was 12,700 tonnes of zinc in concentrate, compared with 19,500 tonnes in 2012.

The current deposits being mined are anticipated to be exhausted in the first half of 2015, after which the mine will be permanently closed. Duck Pond’s production in 2014 is expected to be approximately 14,000 to 16,000 tonnes of copper and approximately 15,000 tonnes of zinc.

Copper Projects

Relincho, Chile

In August 2008 we acquired a 100% interest in the Relincho greenfield copper project, located in central Chile, through our acquisition of Global Copper Corp. by way of a plan of arrangement.  Relincho is located approximately 110 kilometres east of the port city of Huasco at an altitude of 2,200 metres above sea level.

A feasibility study was completed in the quarter on our 100%-owned Relincho project and concludes that developing a 173,000 tonnes-per-day concentrator and associated facilities would cost approximately US$4.5 billion (in August 2013 dollars, not including working capital or interest during construction) with an estimated mine life of 21 years based on mineral reserves.  See “Description of the Business―Mineral Reserves and Resources” for the total mineral reserves and resource estimates for the Relincho project and related discussion.

Estimated key project operating parameters are summarized in the following table.

	Years 2-6*	Life of Mine
Strip ratio (tonnes waste/tonnes ore)	1.28:1	1.28:1
Tonnes milled (nominal tonnes per day)	173,000	173,000
Copper grade (%Cu)	0.41%	0.37%
Molybdenum grade (%Mo)	0.018%	0.017%
Contained copper production (tonnes per annum)	228,000	207,000
Contained molybdenum production (tonnes per annum)	5,300	5,100
C1 cash costs (US$)**	1.53	1.72

* First five years at full production rate.
** C1 cash costs are presented after by-product credit assuming US$10.00 per pound of molybdenum.

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Given current economic conditions, no significant activities are planned for Relincho in 2014. We will work on optimization studies that will focus on capital and operating cost reductions and explore other ways to enhance the value of the project.

Galore Creek, Canada

We have a 50% interest in a partnership formed in 2007 to develop the Galore Creek copper project in northwestern British Columbia.  NovaGold Resources Inc. (“NovaGold”) holds the other 50% of the partnership.  Galore Creek is a major copper/gold resource.

In 2013, a work program, including approximately 12,000 metres of infill and geotechnical drilling, was completed at the project. A small technical work program is planned for 2014 to incorporate the results of recent drilling activity and engineering studies, with no significant field activity planned.

Schaft Creek, Canada (Copper, Gold)

In July 2013, Teck entered into a joint venture agreement to hold a 75% interest in the Schaft Creek project, a copper-gold exploration property situated in northwest B.C., approximately 26 kilometres northeast of the Galore Creek property. The joint venture agreement with Copper Fox Metals Inc. replaced the 2002 option agreement between Copper Fox and Teck under which Copper Fox earned an interest in the Schaft Creek property. A small exploration and geotechnical drill program was completed in the third quarter of 2013. Some engineering studies will continue, but no drilling activities are planned for 2014.

San Nicolás Project, Mexico (Copper, Zinc)

The San Nicolás property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver.  The property is held by Minas de San Nicolás S.A. de C.V., which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. (“Tama”). Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. (now a subsidiary of Goldcorp Inc.) resulting in our holding a net 79% interest in the property.  Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project.  The project is being held on a care and maintenance basis.

Mesaba Project, United States

We have a 100% interest in the Mesaba copper-nickel project located in northern Minnesota.  Work on various engineering studies continued in 2013.  Drilling activities occurred in 2013, but there are no drilling activities planned for 2014.  Engineering study work will continue in 2014.

CESL Limited (CESL)

In 2013, our CESL hydrometallurgical bench and pilot plant facility, located in Richmond, B.C., focused on evaluating proprietary technology applications. In 2014, CESL will continue commercialization efforts on Teck’s proprietary technologies as well as executing pilot campaigns in support of Teck’s core businesses.

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2013 Annual Information Form

Coal

Our coal mineral holdings consist of a mix of fee simple lands owned by us and Crown leases and licenses, which are subject to licensing and leasing fees.  In the past, renewals of these licenses and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Teck’s six operating coal mines are in British Columbia and are therefore subject to mineral taxes.  British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.  Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13%, and apply to the Cardinal River mine.

All of Teck’s coal mines are conventional open-pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year.  Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities.  Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes.  All of the mines are accessed by two lane all-weather roads which connect to public highways.  All the mines operate under permits granted by Provincial and/or Federal regulatory authorities.  Each of the mines will require additional permits as they progress through their long term mine plans.  All permits necessary for the current operations of the mines are in hand and in good standing.  Annual in-fill drilling programs are conducted to confirm and update the geological models used to develop the yearly mine plans.

Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques and conveyed to coal or gas fired dryers for drying.  Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

In 2013 we produced 25.6 million tonnes of coal. Production for 2014 is expected to be in the range of 26 to 27 million tonnes, depending on customer demand.

Elk Valley Water Management

In the course of mining we generate large quantities of rock that contains naturally-occurring substances such as selenium. Water from both precipitation and runoff flows through rock piles and carries these substances into the local watershed. If present in high enough concentrations, those substances have the potential to adversely affect aquatic health. Although studies that we have commissioned have found no population-level effects on fish within the Elk Valley watershed to date, our research indicates that without additional measures, concentrations will increase over time to levels that may have ecological effects.

In February 2013, we submitted a draft valley-wide Selenium Management Action Plan to the British Columbia provincial government, which proposed draft selenium concentration targets for the Elk Valley watershed and a water management strategy including water diversion and

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treatment facilities in order to achieve those targets. While the provincial government did not adopt this plan, it led to an Area Based Management Plan Order in April 2013, which provided further clarity around the province’s requirements for a water quality plan and a regulatory framework in which water quality can be managed on a regional basis.

The Order calls for us to develop an Elk Valley Water Quality Plan (“Plan”) to address the effects of selenium as well as other substances released by mining activities throughout the watershed, assess the associated economic and social costs and benefits of treatment and establish the concentration targets and time frames required to stabilize and reduce levels of these substances over the short, medium and long term. The Plan will be informed by scientific advice received from a Technical Advisory Committee chaired by the B.C. Ministry of Environment and including representatives from Teck, the U.S. Environmental Protection Agency, the State of Montana, the Ktunaxa First Nation, other provincial and federal agencies, and an independent scientist. The Plan is now being developed and is expected to be complete and submitted to the B.C. Ministry of Environment in the third quarter of 2014.

While the previous draft valley-wide Selenium Management Action Plan contemplated total capital spending over the next five years of up to $600 million on the installation of water diversion and treatment facilities, the estimated capital and operating costs of implementing the Elk Valley Water Quality Plan are not yet known. The final costs will depend on the water quality targets established in the Plan, as well as the technologies applied to manage selenium and other substances. The initial cost estimate in the previous valley wide Selenium Management Action Plan assumed the application of biological treatment technology, which is currently being installed in the water treatment plant under construction at our Line Creek operation. This facility is progressing satisfactorily towards expected commissioning in the second quarter of 2014. We are actively investigating alternative technologies with the potential to reduce treatment costs while ensuring water quality objectives are met.

Our work on the Plan is expected to result in revised cost estimates in the third quarter of 2014. We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. Our ongoing work could reveal technical issues or advances associated with potential treatment technologies which could substantially increase or decrease both capital and operating costs associated with water quality management. Delays in obtaining approval of the Plan could result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long-term plans. If this were to occur, the potential shortfall in future production could be material.

See Risk Factors—“We face risks associated with the issuance and renewal of environmental permits” and—“Changes in environmental, health and safety laws may have a material adverse effect on our operations” for a further discussion of permitting and water quality management.

Coal Transportation

Teck ships most of the coal produced at the five mines in the Elk Valley Region of British Columbia and at the Cardinal River mine in west central Alberta to west-coast ports in British Columbia.  All of the rail service from the five mines located in the Elk Valley originates with Canadian Pacific Railway Company (“CPR”) pursuant to a 10-year agreement that commenced in

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April 2011.  CPR transports a small portion of these westbound shipments via CPR and Canadian National Railway Company (“CNR”) whereby CPR transports the coal from the Elk Valley mines to Kamloops, B.C., and interchanges the trains with CNR for furtherance to the west coast, pursuant to an arrangement between Teck Coal and CNR.

CNR provides rail service from the Cardinal River mine in Alberta pursuant to an agreement expiring December 31, 2015.  A portion of the coal produced at the five mines in the Elk Valley is transported directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, to customers in the Great Lakes region of Canada and the United States.

Teck exports its seaborne coal primarily through three west coast terminals (Westshore, Neptune and Ridley). Westshore provides ship-loading services at Roberts Bank, British Columbia, and in 2013 provided services for approximately 60% of Teck’s steelmaking coal shipments. Teck Coal has agreed to terms with Westshore governing shipments of coal originating from all six of our coal mines for the period to March 31, 2021. Neptune, in which Teck Coal has a 46% ownership interest, provides ship-loading services for coal shipments loaded on a cost-of-service basis. We have reached agreement with Ridley Terminals for sufficient annual capacity to meet our expected shipping needs for potential planned Quintette exports through 2024.

Property Description

The following sections cover details for each of the operating mines and potential projects. For the operating mines, the remaining reserve life is shown, calculated by dividing remaining reserves by current annual production rates. As mine plans and capacities change these reserve lives will also change. Because each mine covers a substantial lease area, the development required for accessing the reserves can be substantial, and involve a range of expenditures in terms of pit access and development and infrastructure to support the development. Given the long time frames involved prior to significant expenditures and the annual modifications of life of mine plans as economic and other factors change, we have not presented projections of the expenditures. The reserve lives also assume that the required permits for life extensions will be obtained in a timely fashion to maintain production continuity, as has been the case in previous years.

Geology of the Elk Valley Mines (B.C., Canada)

In the mines in the Elk Valley Region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group.  The Mist Mountain sediments were involved in the mountain-building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres.  The major structural features are north-south trending synclines with near horizontal to steep westerly-dipping thrust faults and a few high angle normal faults.  This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

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Fording River Mine, B.C., Canada

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine site consists of approximately 23,000 hectares of coal lands.

Coal mined at Fording River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 9.0 million and 9.5 million tonnes of clean coal, respectively.

The majority of current production is derived from the Eagle Mountain pit. Proven and probable reserves at Fording River are projected to support mining at current planned production rates for a further 70 years. Fording River’s reserve areas include Eagle Mountain, Greenhills Ridge, Turnbull, Henretta, and Castle Mountain.

Elkview Mine, B.C., Canada

Teck Coal has a 95% partnership interest in the Elkview mine.  The remaining 5% is indirectly held equally by Nippon Steel & Sumitomo Metal Corporation, a Japanese steel producer, and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005.  The Elkview mine is an open-pit coal mine located approximately three kilometres east of Sparwood in south-eastern British Columbia.

The mine site consists of approximately 27,100 hectares of coal lands.

The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are approximately 6.5 million and 6.8 million tonnes of clean coal, respectively.

At current planned production rates, the Elkview mine is estimated to have a remaining reserve life of approximately 29 years.

Greenhills, B.C., Canada

Greenhills is operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Teck Coal, POSCO Canada Limited (“POSCAN”) and POSCAN’s parent, POSCO.  Pursuant to the agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest.  The mine equipment and preparation plant are owned by Teck Coal and POSCAN in proportion to their respective joint venture interests.  Under the Greenhills Joint Venture Agreement, Teck Coal is the manager and operator of Greenhills.  Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests.  POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from a defined amount of reserves on certain lands until the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the defined amount of reserves has been mined, processed and loaded onto rail cars for transport; and (ii) March 31, 2015.  The joint venture agreement contemplated that Teck Coal and POSCAN would negotiate in good faith to settle arrangements for POSCAN’s continued participation in the joint venture following such termination.  Those negotiations resulted in an agreement reached in July

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2013 for the basis of terms of POSCAN’s continued participation through to December 2022, subject to earlier expiry based on a good faith review of the terms of the agreement in 2015, 2018 and 2022.  The parties are working towards final documentation of those arrangements, which are subject to final approvals.

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in south eastern British Columbia.  The mine site consists of approximately 11,800 hectares of coal lands.

Coal mined at Greenhills is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.2 and 5.2 million tonnes of clean coal, respectively.

Production is derived from the Cougar South pit. Proven and probable reserves at Greenhills are projected to support mining at current planned production rates for a further 14 years.

Coal Mountain, B.C., Canada

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site consists of approximately 3,000 hectares of coal lands. Coal Mountain produces both steelmaking and thermal coal. The current annual production capacities of the mine and preparation plant are approximately 2.7 and 3.5 million tonnes of clean coal, respectively. Proven and probable reserves at Coal Mountain are projected to support mining at current planned production rates for a further six years.

Line Creek, B.C., Canada

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and thermal coal to a variety of international and domestic customers. The Line Creek property consists of approximately 8,200 hectares of coal lands.

The current annual production capacities of the mine and preparation plant are approximately 3.5 and 3.5 million tonnes of clean coal, respectively.

In the third quarter of 2013, we received regulatory approval for our Line Creek Phase 2 project.  At current planned production rates Line Creek has an estimated remaining reserve life of approximately 19 years, assuming completion of the Line Creek Phase 2 project.

Cardinal River Mine, Alberta, Canada

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. Prior to 2003 the mine was owned by Luscar and CONSOL, each of which retain a net revenue royalty of 2.5% based on any coal mined from the Cheviot pit and certain other former Luscar properties. The Cardinal River mine property consists of approximately 15,300 hectares of coal lands.

In 2005, Teck Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. Coal mined at Cardinal River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 1.8 and 3.0 million tonnes of clean coal, respectively.

At current planned production rates, Cardinal River is expected to have a mine life of approximately 13 years.

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Quintette Coal Project, B.C., Canada

Our Quintette mine in northeastern British Columbia has been closed since 2000. In the third quarter of 2012 we completed the feasibility study for re-opening the Quintette mine. The feasibility study estimates the capital cost to re-open Quintette at $858 million, not including escalation or interest during construction. The study contemplates an average clean coal production rate of 3.5 million tonnes per year over the estimated 12-year life of Quintette. We received a Mines Act Permit Amendment for our Quintette mine in northeastern B.C. in June 2013. After reviewing market conditions in the second quarter of 2013, we delayed the final decision to place Quintette into production.

We are continuing to proceed with detailed engineering work at the Quintette project so that we will be in a position to proceed with the re-opening if market conditions are favourable. Production could commence within 14 months of a construction decision. We are currently executing a bulk sample program at the site which will be completed over the next six months to produce saleable coal for trial by potential customers.

Other Coal Projects

Other coal properties include Mt. Duke (92.6% interest) south of Tumbler Ridge B.C., Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview. A pre-feasibility study on Coal Mountain Phase 2 (including the Marten Wheeler property) was completed in 2013, as well as additional exploration.  A feasibility study is currently underway and is expected to be completed in 2014.

Zinc

Mining Operations

Red Dog Mine, United States (Zinc, Lead)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough, approximately 144 kilometres north of Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990.  The Red Dog mine is 100% owned and operated by Teck Alaska Incorporated on leased lands, subject to a royalty as described below. The Red Dog mine covers approximately 1,000 hectares.

Red Dog mine is located on a ridge between the Middle and South Forks of Red Dog Creek, in the DeLong Mountains of the Western Brooks Range.  The topography is moderately sloping, with elevations ranging from 260 metres to 1,200 metres above sea level.  Vegetation is classified as woody tundra.  The mine is accessible from a paved airstrip, five kilometres from the Red Dog mine, which allows jet access from Anchorage and Kotzebue.  Mine personnel are generally drawn from locations in North America.  Power for the mine is sourced from diesel generators with a maximum capacity of 30 MW, sufficient for present and expected future power requirements.  Potable water is sourced from Bons Creek.

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Red Dog is comprised of a number of sedimentary hosted exhalative lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks.  The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks.  Barite rock is common in and above the sulphide units.  Silicification is the dominant alteration type.

The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena.  Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.

Red Dog hosts three deposits: Main, Aqqaluk and Qanaiyaq. Development of the Aqqaluk deposit began in May 2010 and the first ore from the deposit was processed in August 2010.  The Red Dog Main pit was exhausted in the first quarter of 2012 and all future ore will come from the Aqqaluk deposit.  The Qanaiyaq deposit remains undeveloped.

The mining method employed is conventional open-pit drill and blast and truck and shovel technology.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

The mine and concentrator properties are leased from, and are being operated under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. (“NANA”), an Alaskan native development corporation.  Since the third quarter of 2007, we pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals.  The net proceeds of production percentage increased from 25% to 30% in the fourth quarter of 2012.  The development and operating agreement also provides for employment and contracting preferences and additional lease rental payments.  In addition to the royalties payable to NANA, the operation is subject to federal and state income taxes and the Alaska Mining License tax which applies at 7% of taxable income.  The operation also makes a payment in lieu of taxes pursuant to an agreement with the Northwest Arctic Borough.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant.  Mill process water is reclaimed from the tailings pond.

In February 2013, the State of Alaska issued a renewal of Red Dog’s main water discharge permit and in 2013 issued a compliance order with respect thereto. The mine is investigating slightly elevated selenium levels in the mine’s main water discharge, which may be the result of mining near-surface ore in the Aqqaluk deposit.  The mine is in material compliance with all of its permits and related regulatory instruments and has obtained all of the permits that are material to its current operations.

In 2013, 14 geotechnical holes were drilled at the Aqqaluk deposit to help determine pit wall placement.  An additional 20 geotechnical holes are planned for 2014.  Completion of the 2014 holes will complete the phase 1-4 geotechnical program contemplated for the mine.

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In 2013, zinc production at Red Dog was 551,300 tonnes of zinc in concentrate compared to 529,100 tonnes in 2012.  Lead production in 2013 was 96,700 tonnes of lead in concentrate compared to 95,400 in 2011 due to improved recoveries as significantly less near-surface weathered ore from the Aqqaluk pit was processed.

We expect 2014 production to be approximately 500,000 to 525,000 tonnes of zinc in concentrate and approximately 95,000 to 100,000 tonnes of lead in concentrate.

In 2013, approximately 30%of the zinc concentrate produced at Red Dog was shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe.  The lead concentrate production is also shipped to Trail and to customers in Asia.  The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges.  The balance is sold on the spot market at prices based on prevailing market quotations.  The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal, with the majority of sales in the last five months of each year.  Concentrate is stockpiled at the port facility and is typically shipped between July and October.

The mine life is expected to continue to 2030.

Pend Oreille Mine, United States (Zinc, Lead)

We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004.  In February 2009, we temporarily suspended operations and put the mine on care and maintenance as a result of low zinc prices.  The mine remained on care and maintenance through 2013.  Historically, all of the concentrate from Pend Oreille was trucked to our Trail Operations for processing.

Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

The Pend Oreille mine is a carbonate-hosted zinc-lead orebody situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west.  Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine-grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy.  Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates.

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Refining and Smelting

Trail Operations

Teck Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc, lead and silver.  It also produces a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations is an integrated zinc refining and lead smelting operation that produces zinc, lead, silver and a range of metal and chemical co-products. The zinc refinery consists of six major metallurgical plants, one fertilizer plant and two specialty metal plants.  The facility has an annual capacity of approximately 295,000 tonnes of refined zinc.  Zinc concentrates are initially treated in either roasters or pressure leach plants where sulphur is separated from the metal-bearing solids. The zinc is put into solution where it is first purified to remove other metal impurities and then electroplated onto cathodes in an electrolytic refining plant.  The zinc cathodes are melted and then the zinc is cast into various shapes, grades and alloys to meet customer requirements.  Other valuable metals, including indium and germanium, are also recovered as co-products in the zinc plant. The lead smelting operation consists of two major metallurgical plants and one specialty metal plant. Lead concentrates, recycled lead acid batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace to produce lead bullion. The bullion is electro-refined in the refinery to produce high purity lead.  The valuable silver and gold are also recovered in this circuit after further processing. Shutdown of the KIVCET furnace for regular maintenance is scheduled to occur approximately every four years, with the next shutdown scheduled for the third quarter of 2014.

Refined zinc production totalled 290,100 tonnes in 2013, compared with 284,200 tonnes in 2012, as improved efficiencies in the front-end processing of concentrates improved throughput, despite some acid plant reliability issues in the fourth quarter.

Refined lead production of 86,400 tonnes was lower than the 87,900 tonnes produced in 2012. Silver production of 22.8 million ounces was comparable to the 22.9 million ounces produced the previous year.

In 2014, we expect to produce in the range of 280,000 to 290,000 tonnes of refined zinc, approximately 82,000 to 87,000 tonnes of refined lead and 22 to 25 million ounces of silver.

Our recycling process treated 43,400 tonnes of material in 2013 and we plan to treat 39,900 tonnes of material in 2014.

Metallurgical effluent, together with site rainfall drainage water, is collected in ponds and treated through an effluent treatment plant before discharge into the Columbia River.  The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment.  The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Construction continues on the new acid plant, which is replacing an aging facility and is expected to lower emissions. It is expected to go into service in the second quarter of 2014. Teck Metals also owns a two-thirds undivided interest in the Waneta hydroelectric power plant near Trail.  BC Hydro acquired the balance from Teck in March 2010.  The plant has an installed capacity of

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approximately 490 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy.  This plant, pursuant to agreements with BC Hydro, provides electric power to the Trail Operations.  The operation of Waneta and other hydroelectric plants located on the Kootenay River are governed by the Canal Plant Agreement (CPA), a contractual arrangement with BC Hydro and other related parties under which Teck receives approximately 1,800 gigawatt hours per year of energy regardless of actual water flows. The term of the CPA extends until 2035.

Teck Metals and BC Hydro are parties to a Co-Ownership and Operating Agreement, which they entered into in connection with BC Hydro’s acquisition of its one-third interest in the Waneta power plant.  The agreement generally governs the relationship between Teck Metals and BC Hydro as co-owners of Waneta, and addresses matters including operation of the power plant, accounting and ownership.  The agreement also generally provides for the firm delivery of energy and capacity from Waneta to BC Hydro until 2036.  If Teck Metals fails to deliver power as provided for in the agreement, it could be liable to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall.  The costs of the liquidated damages could be significant if the shortfall continues and is not covered by our insurance policies.  Power that is surplus to Teck Metals’ obligations under the Co-Ownership and Operating Agreement and the requirements of Trail Operations may be sold by Teck Metals, subject to offering BC Hydro the first right to purchase the surplus.

We also own the related 15-kilometre transmission and distribution system from Waneta to the United States.

Energy

Fort Hills Project

The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying Alberta Oil Sands Lease No. 7404080933, Alberta Oil Sands Lease No. 7404080932 and Alberta Oil Sands Lease No. 7400120008 (collectively, with certain other leases acquired for tailings disposal, the “Fort Hills Leases”).  The Fort Hills Leases are located approximately 90 kilometres north of Fort McMurray, Alberta and cover a contiguous area of approximately 24,720 hectares on the east bank of the Athabasca River.

On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy LP (the “Fort Hills Partnership”), which owns the Fort Hills oil sands project.  On September 19, 2007, we entered into an agreement to increase our interest in the Fort Hills Partnership to 20%.  The other limited partners are currently Suncor Energy Inc. (“Suncor”) with a 40.8% limited partnership interest and Total E&P Canada Ltd. (“Total”) with a 39.2% interest.

Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests.  Pursuant to the limited partnership agreement, we are required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005, and 27.5% (or $1.375 billion) of the following $5 billion of project expenditures and then our 20% pro rata share

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thereafter.  These amounts include the subscription price for our 20% interest.  The partners will fund further project expenditures in proportion to their respective partnership interests.  As of December 31, 2013, approximately $4.4 billion (100% basis) has been spent on the Fort Hills project by the Fort Hills Partnership and as a result Teck is presently required to contribute 27.5% of approximately the next $3.1 billion of project expenditures and our 20% pro rata share thereafter.  Teck’s cumulative spending on the project was $1.4 billion at the end of 2013, of which $289 million was spent in 2013.

In March 2009, the Partnership announced it had reached an agreement with the Government of Alberta to extend the date prior to which the Fort Hills oil sands leases require first production of bitumen until July 31, 2019, in exchange for a commitment to upgrade in Alberta the bitumen produced from the second phase of the Fort Hills oil sands project.

An affiliate of Suncor acts as contract operator of the project pursuant to an operating services contract.  The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented.  Certain fundamental decisions concerning the project require super-majority, and in certain cases, unanimous, approval of the management committee.  Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.

In October 2013 the Fort Hills partners announced that they were proceeding with the construction of the project.  Based on Suncor’s project cost estimates, Teck’s portion of the fully-escalated capital investment in Fort Hills from the date of project sanction is estimated at approximately $2.94 billion over four years (2014-2017), including remaining earn-in commitments, as at the decision to proceed, of $240 million. The gross overall project costs (all partners) since the project restart in 2011 are estimated by Suncor at a capital intensity of approximately $84,000 per flowing barrel of bitumen, within the range of similar recent oil sands projects.  The project is scheduled to produce first oil as early as the fourth quarter of 2017 and is expected to achieve 90% of its planned production capacity of 180,000 barrels per day (bpd) of bitumen within 12 months.  Teck’s share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.  Suncor has provided a forecast project spending estimate of approximately $3.16 billion for 2014, of which our share would be $850 million, including our earn-in commitments.

Teck engaged GLJ Petroleum Consultants Ltd. (“GLJ”) to prepare an independent evaluation of the reserves and other resources at the Fort Hills project effective as of December 31, 2013.  The estimate of our 20% share of the proven plus probable reserves at Fort Hills is 608 million barrels of bitumen.  The “Best Case” estimate of our 20% share of the contingent resources is 26 million barrels of recoverable bitumen. See “Oil and Gas Resources” below for a further discussion of the reserves and other resources for the Fort Hills project, including some of the factors that currently prevent the classification of the contingent resources as reserves.  Those factors, as well as the matters discussed above, are some of the significant factors that affect the anticipated development of the Fort Hills project.

The term “contingent resource” is taken from the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) as prepared jointly by The Society of Petroleum Evaluation Engineers

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(Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).  The contingent resource volumes set out above refer to potentially recoverable volumes of asphaltene-reduced bitumen resources and were calculated at the outlet of the proposed extraction plant.  There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Frontier Project

In 2012 Teck completed the purchase of SilverBirch, which gave us full ownership of the Frontier project.  The Frontier oil sands project consists of approximately 28,960 hectares of oil sands leases, including Lease 311, and is located on the west side of the Athabasca River.  The Frontier project has been designed for a total nominal production of approximately 277,000 barrels per day of bitumen.

In November 2011 a regulatory application and environmental impact assessment for the Frontier Project was submitted to government regulators at Alberta Environment, the Alberta Energy Resources Conservation Board and the Canadian Environmental Assessment Agency.  On January 19, 2012 the Federal Environment Minister announced the referral of the Frontier regulatory application to an independent review panel. Provincial and federal regulatory agencies completed their initial review of the Frontier project application and provided supplemental information requests in July 2012. Teck filed responses to these information requests with provincial and federal regulatory agencies in January 2013.  The agencies provided a second round of supplemental information requests in June to which we filed our responses in October 2013.  The Canadian Environmental Assessment Agency estimates the federal review schedule for the Frontier project application to be approximately two years.  When time to respond to information requests is included, 2015 is the earliest an approval decision and receipt of required permits are expected.

In the second quarter of 2013, we announced the exchange of certain oil sands leases relating to the Frontier project with Shell Canada Energy (Shell). The assets Teck exchanged included the Equinox lease, which had been previously associated with the Frontier project. The asset exchange significantly reduced the lease boundary interfaces between the Frontier project and Shell's Pierre River Mine project. The leases Teck acquired in the exchange generally lie east of the Frontier project area and form a continuous series of leases with the Frontier leases.

In connection with the asset exchange, Teck and Shell entered into a projects agreement with respect to future activities on the Frontier and Pierre River Mine projects. Under the projects agreement, among other matters, Teck and Shell will work to minimize certain impacts of their respective projects on the other’s project and on the environment, while maximizing the economic recovery of oil sands along common boundaries and improving the efficiency of both projects.

A geotechnical program was conducted in the winter of 2013 to acquire additional information to assist in future engineering studies.  The program in 2013 included 299 auger holes and 120 sonic holes, along with 56 shallow test pit excavations that help us to better understand overburden conditions and support the regulatory application.  A 2014 winter drilling program is also planned. This program will include both core holes to further define the resource and more detailed geotechnical work to aid engineering.

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Teck engaged Sproule Unconventional Ltd. (“Sproule”) to prepare an independent audit and review of contingent bitumen resources, and the mine, tailings and extraction plans, as well as a review of the environmental and regulatory aspects of the Frontier project, as of December 31, 2013.  Sproule’s “Low Estimate” of contingent resources for Frontier was 2.36 billion barrels of recoverable bitumen. The “Best Estimate” was 3.047 billion barrels, and the “High Estimate” was 3.465 billion barrels of contingent bitumen resources. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

See “Oil and Gas Resources” below for a discussion of the contingent resource estimates for the Frontier project.

Lease 421 Area

We own a 50% interest in the Lease 421 Area – oil sands leases 421, 022 and 023 – east of the Athabasca River (approximately 13,300 hectares on a 100% basis).Teck also holds a 50% working interest in Lease 899, which is immediately southwest and adjacent to the Lease 421 Area.

Wintering Hills Wind Power Facility

On September 22, 2010, Teck signed a joint venture agreement with Suncor Energy Products Inc. (“Suncor Energy”) to develop the Wintering Hills wind power project near Drumheller, Alberta. Operations commenced in 2011. Suncor Energy holds a 70% interest and operates the project and Teck holds the remaining 30%. Our share of power generation in 2013 was 85 GWh.  Our share of expected power generation in 2014 is also 85 GWh, which is dependent on weather conditions.

Exploration

In 2013, we incurred exploration expenditures of $86 million, including $15 million for mine site and development/engineering projects.  Approximately 22% of expenditures were dedicated to exploration for zinc, 15% for gold, 49% for copper and approximately 14% were dedicated to other commodities.  Of the total exploration expenditures, approximately 42% was spent in North America, 34% in South America, 15% in Europe and Africa and 9% in Asia-Pacific. In 2014, planned exploration expenditures are expected to be approximately $72 million, including $14 million for mine site and development /engineering projects.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies.  Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery.

Gold

Following the sale in 2009 of our principal gold assets at the operating or development stage, we are refocusing our gold strategy.  Our plan is to explore, find and advance gold resources through targeted exploration activity in secure jurisdictions, where we can leverage the assets, databases and in-country expertise that provide a competitive advantage.  We have established a team within our exploration group with a mandate to acquire additional early stage gold exploration

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properties and to identify and act on opportunities to realize value from our existing portfolio of gold exploration assets and from these new opportunities, at an appropriate point in the exploration and development cycle.

Our current exploration efforts and drill testing for gold are primarily focused in the Americas, Turkey and other select jurisdictions.

Corporate

For financial reporting purposes, we report on a corporate segment which includes all of our activities in commodities other than copper, coal, zinc and energy, our corporate development and growth initiatives and groups that provide administrative, technical, financial and other support to all of our business units.

Mineral Reserves and Resources

See “Notes to Mineral Reserves and Resources Tables” below, after the Mineral Resources table.

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MINERAL RESERVES(1) AT December 31, 2013
							Teck Interest
	Proven		Probable		Total		Teck	Recoverable(7)
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Ownership (%)	Metal (000 t)
Copper
Highland Valley Copper	389,000	0.34	274,300	0.23	663,400	0.29	97.5%	1,680
Antamina
Copper only ore	146,500	0.98	281,900	0.97	428,400	0.97	22.5%	870
Copper-zinc ore	54,400	1.14	210,300	0.91	264,800	0.95	22.5%	450
	200,900	1.02	492,200	0.94	693,200	0.97	22.5%	1,310

Quebrada Blanca
Heap Ieach(2)	29,100	0.58	8,300	0.50	37,300	0.56	76.5%	120
Dump Ieach(2)	14,400	0.26	18,900	0.23	33,300	0.24	76.5%	40
	43,500	0.47	27,200	0.31	70,600	0.41	76.5%	160

Quebrada Blanca – Mill			1,482,100	0.49	1,482,100	0.49	76.5%	4,770
Andacollo
Heap Ieach(2)	2,500	0.44			2,500	0.44	90%	10
Andacollo – Mill	174,000	0.36	302,600	0.33	476,600	0.34	90%	1,280
Galore Creek	69,000	0.61	459,100	0.58	528,000	0.59	50%	1,390
Duck Pond	700	3.13	200	3.26	900	3.16	100%	20
Relincho	435,300	0.38	803,800	0.37	1,239,100	0.37	100%	4,070

Molybdenum
Highland Valley Copper	389,000	0.007	274,300	0.009	663,400	0.008	97.5%	30
Antamina	146,500	0.034	281,900	0.029	428,400	0.031	22.5%	20
Quebrada Blanca – Mill			1,482,100	0.018	1,482,100	0.018	76.5%	130
Relincho	435,300	0.016	803,800	0.018	1,239,100	0.017	100%	110

Zinc
Red Dog			45,400	15.8	45,400	15.8	100%	6,050
Pend Oreille	1,800	7.2	1,800	6.2	3,700	6.7	100%	220
Antamina	54,400	2.0	210,300	1.9	264,800	1.9	22.5%	890
Duck Pond	700	4.1	200	3.7	900	4.0	100%	20

Lead
Red Dog			45,400	4.1	45,400	4.1	100%	1,100
Pend Oreille	1.800	1.3	1,800	0.9	3,700	1.1	100%	30

				Teck Interest
	Proven	Probable	Total	Teck	Clean
	Tonnes (000’s)	Tonnes (000’s)	Tonnes (000’s)	Ownership (%)	Coal (000 t)
Metallurgical Coal(3)
Fording River	61,500	567,100	628,600	100%	628,600
Elkview	69,400	116,300	185,600	95%	176,300
Greenhills	52,000	14,600	66,600	80%	53,300
Line Creek	3,300	52,500	55,700	100%	55,700
Cardinal River	7,400	15,900	23,300	100%	23,300
Quintette (Mt Babcock)	14,900	26,200	41,100	100%	41,100

PCI Coal(3)
Greenhills	2,900	1,000	3,800	80%	3,040
Coal Mountain	2,100	7,400	9,500	100%	9,500
Line Creek	300	3,000	3,400	100%	3,400
Cardinal River	300	500	800	100%	800

Thermal Coal(3)
Fording River	300	4,300	4,600	100%	4,600
Greenhills	200	1,100	1,200	80%	960
Coal Mountain	200	500	700	100%	700
Line Creek	300	8,000	8,300	100%	8,300
Quintette (Mt Babcock)	600	600	1,100	100%	1,100

							Teck Interest
	Proven		Probable		Total			Recoverable(7)
	Tonnes (000’s)	Grade (q/t)(4)	Tonnes (000’s)	Grade (q/t)(4)	Tonnes (000’s)	Grade (q/t)(4)	Teck Interest	Metal (000 oz)
Gold
Andacollo – Mill(6)	174,000	0.13	302,600	0.11	476,600	0.12	90%	990
Galore Creek	69,000	0.52	459,100	0.29	528,000	0.32	50%	2,040

Silver(7)
Antamina
Copper only ore	146,500	8.4	281,900	8.6	428,400	8.5	22.5%	20,710
Copper-zinc ore	54,400	17.4	210,300	14.0	264,800	14.7	22.5%	19,300
	200,900	10.9	492,200	10.9	693,200	10.9	22.5%	40,000

Red Dog			45,400	72.6	45,400	72.6	100.0%	58,130

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MINERAL RESOURCES(1) AT December 31, 2013
	Measured		Indicated		Inferred
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Teck Interest
Copper
Highland Valley Copper	372,000	0.32	842,900	0.22	514,700	0.22	97.5%

Artamina
Copper only ore	38,800	0.46	241,500	0.73	625,200	0.73	22.5%
Copper-zinc ore	16,300	0.47	102,200	0.93	401,600	0.95	22.5%
	55,100	0.47	343,700	0.79	1,026,800	0.82	22.5%

Quebrada Blanca
Heap Ieach(2)					100	0.36	76.5%
Dump Ieach(2)					2,900	0.21	76.5%
					3,000	0.21	76.5%

Quebrada Blanca – Mill			740,000	0.42	1,818,900	0.40	76.5%
Andacollo – Mill	17,700	0.42	103,900	0.29	91,600	0.29	90%
Galore Creek	39,500	0.25	247,200	0.34	346,600	0.42	50%
Duck Pond	700	3.22	100	2.97			100%
San Nicolas			91,700	1.24	10,800	1.24	79%
Relincho	79,900	0.27	317,100	0.34	610,800	0.38	100%

Molybdenum
Highland Valley Copper	372,000	0.008	842,900	0.009	514,700	0.008	97.5%
Antamina	38,800	0.035	241,500	0.021	625,200	0.017	22.5%
Quebrada Blanca – Mill			740,000	0.014	1,818,900	0.017	76.5%
Relincho	79,900	0.009	317,100	0.012	610,800	0.013	100%

Zinc
Red Dog			7,500	25.7	200	10.7	100%
Pend Oreille					2,900	6.1	100%
Antamina	16,300	0.9	102,200	1.5	401,600	1.4	22.5%
Duck Pond	700	4.8	100	4.8			100%
San Nicolas			91,700	1.7	10,800	1.0	79%

Lead
Red Dog			7,500	6.9	200	3.4	100%
Pend Oreille					2,900	1.3	100%

	Measured	Indicated	Inferred
	Tonnes (000’s)	Tonnes (000’s)	Tonnes (000’s)	Teck Interest
Metallurgical Coal(5)
Fording River	283,000	815,000	862,000	100%
Elkview	498,800	233,000	261,600	95%
Greenhills	107,500	155,100	115,300	80%
Line Creek	317,000	444,700	567,000	100%
Cardinal River	30,400	4,100	600	100%
Quintette (Mt Babcock)	23,400	100,600	132,900	100%
Mt Duke	25,900	116,200	209,900	92.7%
Elco	25,600	117,300	120,200	75%

PCI Coal(5)
Greenhills	3,500	6,700	15,500	80%
Coal Mountain	52,400	28,300	9,100	100%
Line Creek	300	200	200	100%
Cardinal River	700	300	100	100%
Marten Wheeler (CMO2)	120,200	176,300	85,300	100%

Thermal Coal(5)
Fording River	3,000	5,000	6,000	100%
Greenhills	1,600	2,000	2,700	80%
Coal Mountain	2,000	600	100	100%
Line Creek	4,600	4,600	3,900	100%
Quintette (Mt Babcock)			200	100%
Mt Duke	1,200	5,000	7,600	92.68%
Elco	700	6,200	6,000	75%
Marten Wheeler (CMO2)	2,400	4,600	2,300	100%

	Measured		Indicated		Inferred
	Tonnes (000’s)	Grade (q/t)(4)	Tonnes (000’s)	Grade (q/t)(4)	Tonnes (000’s)	Grade (q/t)(4)	Teck Interest
Gold
Andacollo – Mill(6)	17,700	0.09	103,900	0.09	91,600	0.09	90%
Galore Creek	39,500	0.39	247,200	0.26	346,600	0.24	50%

Silver(7)
Antamina
Copper only ore	38,800	4.9	241,500	7.3	625,200	7.4	22.5%
Copper-zinc ore	16,300	9.9	102,200	14.8	401,600	14.7	22.5%
	55,100	6.34	343,700	9.54	1,026,800	10.25	22.5%

Red Dog			7,500	137.0	200	68.8	100%

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Notes to Mineral Reserves and Resources Tables
(1)	Mineral Reserves and Resources are mine and property totals and are not limited to our proportionate interests.
(2)
For heap leach and dump leach an operation, copper grade is reported as % soluble copper rather than % total copper.  Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach processes.

(3)	Coal Reserves are reported as tonnes of clean coal.
(4)	g/t = grams per tonne.
(5)	Coal Resources are reported as tonnes of raw coal.
(6)
In 2010, an interest in future gold production from the Andacollo mine was sold. The purchaser is entitled to payments based on 75% of the payable gold produced until total cumulative sales reach 910,000 ounces of gold, and 50% thereafter. Reserves and Resources are stated without accounting for this production interest.

(7)	Recoverable Metal refers to the amount of metal contained in concentrate or cathode copper.

Mineral Reserves and Mineral Resources

Standard

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in November 2010 and incorporated in National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“NI 43-101”), by Canadian securities regulatory authorities in June 2011. Estimates of coal reserves and resources have been prepared and classified using guidance from the Geological Survey of Canada Paper 88-21. Classification terminology for coal conforms to CIM definitions incorporated by reference into NI 43-101. Mineral Resources are reported separately from and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value.

Definitions

Metallurgical Coal: means the various grades of coal that are used to produce coke which is used in the steelmaking process.

PCI Coal: means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steelmaking process in partial replacement for high quality coking coals which are typically more expensive.

Thermal Coal: means coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by metallurgical coals.  Most thermal coal is used to produce electricity in thermal power plants.

The CIM definitions on Mineral Resources and Mineral Reserves provide as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Methodologies and Assumptions

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

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Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at Teck’s material base metal properties.

Assumed metal prices vary from property to property for a number of reasons. Teck has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.

Comments on Individual Operations

Highland Valley Copper

In 2013, an increase of 350.2 million tonnes in resources was attributable to higher assumed metal prices.  Pit shells used to constrain reserves were prepared on the basis of various assumed prices averaging US$2.06/lb copper.  Within these pit shells, internal cut-offs for reserve reporting were based on US$2.80/lb copper, US$13.70/lb molybdenum and a C$1.10 per US$1.00 exchange rate.

Current reserves are expected to support a mine life to 2027.

Antamina

Two general ore types occur at Antamina. These are copper ores from which copper and molybdenum concentrates are produced and copper-zinc ores from which copper and zinc concentrates are recovered.  Reserves and resources have been calculated using metal prices of: US$2.41/lb copper, US$0.88/lb zinc, US$12.46/lb molybdenum, and US$18.54/oz silver.

Mine production in 2013 removed 49.2 million tonnes from reserve and 3.3 million tonnes from resources. After other changes have been considered the end of year 2013 reserves at Antamina have decreased by 50.5 million tonnes. The end of year 2013 resources at Antamina have increased by 156 million tonnes primarily due to new drilling and an update to the resource model.

The mine life is expected to continue until 2027.

Quebrada Blanca

Mine production depleted 16.6 million tonnes of the heap and dump leach reserve during 2013.  End-of-year 2013 supergene reserves assume a US$3.30/lb copper price, 77.2% heap leach soluble copper recovery, 57.5% dump leach soluble copper recovery and are based on a dump leach soluble copper operating cut-off of 0.15%, and a heap leach operating cut-off of 0.35% soluble copper between 2014 and 2017 and 0.32% soluble copper for 2018 and 2019.

Supergene reserves at the end of 2013 have decreased by 25.7 million tonnes primarily due to production but also due to life of mine plan changes and an updated resource model.  Supergene reserves are expected to sustain dump and heap leach operations until 2020. Hypogene reserves and resources at the end of 2013 only increased very minimally as a result of changes to the life of mine plan for the supergene operation.

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Carmen de Andacollo

The Carmen de Andacollo operation includes a heap leach copper operation and a copper-gold hypogene concentrator.  Supergene mineral reserve and resource estimates prepared in 2013 assume a 64% leach recovery for soluble copper, US$3.30/lb copper price and a soluble copper operating cut-off of 0.14%. Supergene reserves are expected to sustain leaching and SXEW operations until the second quarter of 2014, assuming the current mine production schedule.

The hypogene reserves are estimated using variable mill recovery values for copper and an average fixed mill recovery of 61.3% for gold.  Long-term prices of US$2.80/lb copper and US$1,100/oz gold were assumed, estimated above a 0.20% copper cut-off. Current hypogene reserves are expected to sustain concentrator operations until 2037.

In 2013, the leach operation processed 1.8 million tonnes from reserve and another 18.0 million tonnes of hypogene material were depleted. After considering other changes the end of year 2013 proven and probable hypogene reserves decreased by 16.4 million tonnes. Hypogene resources increased 20.1 million tonnes primarily due to higher metal prices.

Duck Pond

The underground operation at Duck Pond depleted 677,000 tonnes of reserves and 48,000 tonnes of resources during 2013.  Due to the short life of mine, short-range metal prices have been applied for reserves (US$3.10/lb copper, US$0.95/lb zinc, US$1,220/oz gold and US$20.90/oz silver) and an exchange rate of C$1.05 per US$1.00 were used.  On the basis of these assumptions, the underground reserve is estimated at 533,000 tonnes and the open-pit (Boundary Deposit) reserves at 385,000 tonnes.  Virtually all of the open-pit resources have been converted to reserves; thus the 751,000 tonnes of measured and indicated resources reported at the end of 2013 are from the underground deposit.

Relincho

Reserves at Relincho have increased by 134.6 million tonnes in 2013 primarily due to higher assumed metal prices and resource model updates, offset by higher assumed operating costs. Reserves have been reported within designed life of mine pits created during the feasibility study assuming US$2.80/lb copper and US$13.70/lb molybdenum prices with mining cost of US$0.954/tonne, a processing cost of US$9.13/tonne milled, and assumed metallurgical recoveries of 88.8% for copper and 47.2% for molybdenum.

Resources at Relincho have decreased by 385.2 million tonnes primarily due to higher operating cost assumptions, offset by higher metal prices, updates to the resource model and mine design changes.

Red Dog

Mine production at Red Dog during 2013 removed 3.8 million tonnes of reserves from the Aqqaluk pits.  A further 2.0 million tonnes was removed from reserves primarily due to higher assumed operating costs. Resources have increased by 3.1 million tonnes in 2013, primarily due to changes in mine design and updates to the resource model.  Mineral reserves and resource estimates assume US$1.00/lb zinc and US$0.90/lb lead.

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Pend Oreille

Reserves at Pend Oreille have increased by 1.74 million tonnes to a total of 3.66 million tonnes in 2013 primarily due to updates to the resource models and due to the transfer of some resources to reserves. The year-end reserves are sufficient to support operations at Pend Oreille for 5 years after re-commencement. Reserve and resource cut-off has been estimated at 3.51% zinc based on Teck’s mid-year 2013 short-term metal prices of US$1.00/lb zinc, and US$1.00/lb lead, and take into account by-product and transportation synergies with our Trail Operations.  Resources at Pend Oreille have also increased by 177,000 tonnes to a total of 2.87 million tonnes primarily due to updates to the resource model.

Galore Creek

2013 reserve and resource estimates for the Galore Creek project are supported by a 2011 prefeasibility study.  Reported mineral reserves and resource estimates assume US$2.50/lb copper, US$1,050/oz gold and US$16.85/oz silver. There have been no changes to the resources for Galore Creek in 2013 in comparison to the figures presented at year end 2012.

San Nicolás

The 2013 resource estimate for San Nicolás assumes US$2.75/lb copper, US$1.00/lb zinc, US$1,275/oz gold and US$22.50/oz silver. The estimate is based on the same geological data and block model used for the previous resource estimate published in 2001. There have been no changes to the resources for San Nicolás in 2013 in comparison to the figures presented at year end 2012.

Fording River

Total reserves have increased from year end 2012 by 18.70 million clean tonnes of coal.  Reserve depletion from mine production was 8.70 million tonnes of clean coal.  The majority of the change was due to a significant design update of the Eagle pit resulting in an increase of 29.4 million tonnes of clean coal. Geological model updates resulting from extensive drilling added 17.0 million tonnes of raw coal to measured and indicated resources. The reserve estimate assumes a long-term selling price at the Port of Vancouver of US$170/tonne for metallurgical coal at an exchange rate of C$1.10 per US $1.00.

Elkview

Teck has a 95% interest in the Elkview mine. Reserves depletion from mine production was 5.2 million tonnes of clean coal. Total reserves have decreased from year end 2012 by 25.50 million clean tonnes of coal. Revisions of geotechnical parameters, resulting from external review, reduced reserves by 2.4 million clean tonnes. A 17.4 million tonne reduction in clean coal in reserves from geology was mainly comprised of a 4.2 million reduction in clean coal due to the geological reinterpretation and a 14.1 million tonne clean coal reduction due to reduction in modeled yield. The reserve estimate assumes a long-term selling price at the Port of Vancouver of US$170/tonne for metallurgical coal at an exchange rate of C$1.10 per US $1.00.

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2013 Annual Information Form

Greenhills

Teck owns 80% of the Greenhills joint venture.  Normal mine depletion accounted for a 5.0 million tonne reduction in clean coal reserves.  An expansion to Cougar South Phase 6 pit resulted in the addition of 6.4 million tonnes of clean coal to proven reserves. A one-time addition of stockpiles of 1.0 million tonnes of clean coal increased proven reserves. The reserve estimate assumes a long-term selling price at the Port of Vancouver of US$170/tonne for metallurgical coal at an exchange rate of C$1.10 per US$1.00.

Line Creek

Reserve reductions were primarily attributed to mine production (3.4 million tonnes of clean coal), which was offset by increases attributable to mine design, geology and positive reconciliations.  Measured and indicated resources increased by 29.5 million tonnes of raw coal, and inferred resources increased by 43.9 million tonnes of raw coal as a result of 2012 and 2013 exploration drilling campaigns. The reserve estimate assumes a long-term selling price at the Port of Vancouver of US$170/tonne for metallurgical coal at an exchange rate of C$1.10 per US$1.00.

Coal Mountain

The Coal Mountain Operation is a relatively low strip ratio open-pit operation that primarily mines PCI coal from a highly folded and faulted deposit. Mine production removed 2.6 million tonnes of clean coal from reserves.  The reserve estimate assumes a long term selling price of US$120/tonne for PCI coal at an exchange rate of C$1.10 per US$1.00.

Cardinal River

Mine production decreased reserves by 1.7 million tonnes of clean coal.  Changes were made to the pit designs to remove uneconomic resources, leading to an additional reduction of 2.3 million tonnes of clean coal.  The reserve estimate assumes a long term selling price at the Port of Vancouver of US$170/tonne for metallurgical coal at an exchange rate of C$1.10 per US$1.00.

Quintette (Mt. Babcock)

Changes to the reserve between 2012 and 2013 reflect updated geotechnical mine design changes which reduced reserves by 1.1 million tonnes of clean coal and inclusion of oxide coal which increases reserves by 1.1 million tonnes of clean coal. The resource estimates assume a long-term selling price of US$170/tonne for metallurgical coal with discounts to the premium product benchmark price to reflect the specific quality attributes of products, and an exchange rate of C$1.10 per US$1.00.

Other Coal Properties

Other properties include Mt. Duke (92.6% interest) south of Tumbler Ridge B.C., Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview.  The resource estimates for these other coal properties assumed a long-term selling price of US$170/tonne for metallurgical coal, US$120/tonne for clean PCI, US$95/tonne for clean thermal coal and an exchange rate of C$1.10 per US$1.00.

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Risks and Uncertainties

Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modeling, recovery rates being less than those expected and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in proven and probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the heading “Description of the Business”, “Safety and Environmental Protection” and under the headings “Risk Factors —  We face risks associated with the issuance and renewal of environmental permits”.

Qualified Persons

Estimates of mineral reserves and resources for our material base metal properties have been prepared under the general supervision of Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Marco Maulen, MAusIMM (CP), who is an employee of Compañía Minera Antamina S.A.  Messrs. Marinho and Maulen are the Qualified Persons for the purposes of National Instrument 43-101. Reserve and resource estimates for coal properties were prepared under the general supervision of Don Mills P.Geo. and Eric Jensen P.Eng., employees of Teck Coal Limited, who are the Qualified Persons for the purposes of National Instrument 43–101.

Oil and Gas Reserves and Resources

The reserves and resource information set out below for the Fort Hills oil sands project is based upon evaluations conducted by GLJ, an independent qualified reserves evaluator.

The effective date of the reserves data and other oil and gas information below for Fort Hills is December 31, 2013. Estimates of reserves and projections of production were prepared by GLJ using information provided up to December 31, 2013.  The preparation date of the GLJ report that the reserves and resource information set out below for Fort Hills is taken from is February 7, 2014.

All reserves information in this section is based on Teck’s 20% interest in the Fort Hills oil sands project.  The Fort Hills oil sands project and Teck’s 100% owned Frontier oil sands project also have contingent resources associated with them.

Classifications of oil and gas reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of oil reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is

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no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates disclosed.

Reserve Categories and Resources

Reserves

For oil and gas, reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified into proved or probable according to the degree of certainty associated with the estimates.

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Each of the proved and probable reserves categories may be divided into developed and undeveloped categories.  Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production.  Teck does not have any developed reserves at this time.

Contingent Resources

A contingent resource for oil and gas reporting purposes is different than a mineral resource.  Contingent resources for oil and gas reporting purposes are estimated in accordance with the standards set out in the COGE Handbook.  As further described below, contingent resources are defined in the COGE Handbook as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  There is no certainty that it will be commercially viable to produce any portion of the resources.

Fort Hills Project

The reserves data presented below summarizes our proved and probable reserves and the net present values of future net revenue for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, general and administrative expenses, the impact of any hedging activities or the liability associated with abandonment and all well, lease, pipeline and facilities reclamation costs. These forecasts and other assumptions are taken from the GLJ

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evaluation report effective December 31, 2013.  Future net revenues have been presented on a before and after tax basis in accordance with NI 51-101.

The future net revenue, development and operating cost, exchange rate, price and other assumptions set out in this “Description of the Business ― Oil and Gas Reserves and Resources―Fort Hills Project” section of this AIF are the estimates or assumptions of GLJ, our independent reserves evaluator. In order to estimate reserves and resources and future net revenues, GLJ makes a number of assumptions, including assumptions regarding inflation rates, currency exchange rates and prices for oil and other products.  For planning, project approval, accounting and other purposes our management makes assumptions regarding those same factors and our assumptions generally differ from those of GLJ.  Different assumptions would lead to different present value and net revenue figures, and could affect reserve estimates.

GLJ estimates capital and operating costs associated with the Fort Hills project based on general assumptions regarding project costs and comparisons to other projects.  These GLJ estimated costs differ from those the Fort Hills partners use for construction planning and decision making for the project, which are based on detailed engineering studies.  See “Description of the Business ― Energy―Fort Hills Project” for a further description of the project operator estimates regarding development costs.

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All of our reserves are associated with our Fort Hills project.  Bitumen is the only product type associated with our reserves.

Reserves are presented on a gross and net basis.  Gross in relation to Teck’s interest in reserves means Teck’s working interest share before deduction of royalties.  Net in relation to Teck’s interest in reserves means Teck’s working interest share after deduction of royalties.

Summary of Company Interest
Oil and Gas Reserves at December 31, 2013
(forecast prices and costs)

Reserves
	Bitumen
Reserves Category	Gross (MMbbl)	Net (MMbbl) *
Proved Reserves
Producing	0	0
Developed Nonproducing	0	0
Undeveloped	414	374
Total Proved Reserves	414	374
Probable Reserves	194	166
Total Proved plus Probable Reserves	608	541
*Column does not add due to rounding.

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Summary of Net Present Value of Future Net Revenue at December 31, 2013
(forecast prices and costs)

The net present value of future net revenues below were computed by applying GLJ’s forecast price and costs, as described below, legislated tax rates and Teck’s tax pools.  The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves.  The independent reserves evaluator makes various assumptions, including with respect to production rates and capital and operating costs which differ from those the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies.

	Net Present Value of Future Revenue(1)
Reserves Category	Before income taxes discounted at (%/year) ($ millions)					After income taxes discounted at (%/year) ($ millions)					Unit value ($/bbl)(2)
	0	5	10	15	20	0	5	10	15	20
Proved Reserves
Producing	0	0	0	0	0	0	0	0	0	0	0
Developed Nonproducing	0	0	0	0	0	0	0	0	0	0	0
Undeveloped	5,198	532	-858	-1,328	-1,488	4,044	239	-941	-1,354	-1,497	-2.29
Total Proved	5,198	532	-858	-1,328	-1,488	4,044	239	-941	-1,354	-1,497	-2.29
Total Probable	5,416	886	254	123	78	4,013	677	211	110	73	1.53
Total Proved plus Probable	10,614	1,418	-604	-1,205	-1,411	8,056	916	-731	-1,244	-1,424	-1.12
(1)  Abandonment and reclamation costs were not considered in GLJ’s evaluation.  See “Reclamation and Abandonment” below.
(2)  Unit values are future net revenues, before deducting estimated cash income taxes payable, discounted at 10%, using net reserves.

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Total Future Net Revenue as at December 31, 2013 (undiscounted)
(forecast prices and costs)

The future net revenues below were computed by applying GLJ’s forecast price and costs, as described below, and legislated tax rates and Teck’s tax pools.  The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves.  The development and operating costs below reflect GLJ’s estimates and differ from those the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies.  See “Description of the Business ― Energy―Fort Hills Project” for a further description of the project operator projections regarding development costs.

(in $ millions) (undiscounted)	Revenue	Royalties	Operating Costs	Capital Develop-ment Costs	Abandonment and Reclamation Costs(1)	Future net revenue before income taxes	Income taxes	Future net revenue after income taxes
Reserves Category
Proved Producing	0	0	0	0	—	0	0	0
Proved Developed Nonproducing	0	0	0	0	—	0	0	0
Proved Undeveloped	34,555	3,420	19,486	6,351	—	5,198	1,154	4,044
Total Proved	34,555	3,420	19,486	6,351	—	5,198	1,154	4,044
Total Probable	23,997	3,446	12,728	2,407	—	5,416	1,404	4,013
Total Proved Plus Probable Reserves	58,453	6,866	32,214	8,759	—	10,614	2,558	8,056

(1) Abandonment and reclamation costs were not considered in GLJ’s evaluation.  See “Reclamation and Abandonment” below.

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Future Net Revenue by Production Group at December 31, 2013
(forecast prices and cost)

Reserves Category	Production group	Future net revenue before income taxes(1) (discounted at 10%/year) ($ millions)	Future net revenue before income taxes(1) (discounted at 10%/year) ($ millions)($/bbl)
Proved Producing	Bitumen	0	0
Total Proved	Bitumen	-858	-2.29
Proved Plus Probable Reserves	Bitumen	-604	-1.12

(1)   Unit values are based on Teck’s net reserves.

Forecast Prices Used in Estimates

The determination of reserves requires assumptions of crude oil, natural gas and other important benchmark reference prices, as well as inflation and exchange rates.  The forecast prices used in preparing Teck’s reserves data, including estimated future net revenues, are provided below and are the assumptions of GLJ, our independent qualified reserves evaluator.

The table below reflects GLJ’s January 1, 2014 forecast reference prices and associated inflation and exchange rates. With respect to costs for the Fort Hills project used in its determinations of net revenues associated with the reserves, GLJ has assumed that inflationary pressures in the Athabasca region will be greater than expected for the rest of the Western Canadian Sedimentary Basin. Consequently, for determining costs associated with the Fort Hills project, GLJ has included 4% inflation for 2015 and 2016, 3% inflation for 2017 and 2% thereafter.

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The GLJ January 1, 2014 forecast reference prices, exchange rates, inflationary assumptions and other forecasts used in preparing the reserves data do not necessarily reflect the assumptions of Teck’s management or the Fort Hills partners.  The forecast price and other assumptions noted below are not used in Teck’s investment or management decisions or for Teck’s accounting purposes.

Year	Exchange Rate ($US/$Cdn)	West Texas Intermediate Crude Oil at Cushing Oklahoma $US/bbl	WCS Crude at Hardisty $Cdn/bbl	Posted Pentanes Plus at Edmonton $Cdn/bbl(*)
2014	0.950	97.50	75.60	105.20
2015	0.950	97.50	79.36	107.11
2016	0.950	97.50	81.50	107.00
2017	0.950	97.50	81.50	107.00
2018	0.950	97.50	81.50	107.00
2019	0.950	97.50	81.50	107.00
2020	0.950	98.54	82.13	107.82
2021	0.950	100.51	83.76	109.97
2022	0.950	102.52	85.44	112.17
2023	0.950	104.57	87.14	114.41
2024+	0.950	+2%/yr	+2%/yr	+2%/yr

* Price used when determining the cost of diluent associated with bitumen reserves.  Assumed diluent prices equal the posted pentanes prices.

Reconciliation of Changes in Reserves

National Instrument 51-101 requires a reporting issuer to disclose changes between the reserves estimates as at the effective date and the corresponding estimates made as at the last day of the preceding financial year of the reporting issuer.

	Total Oil Reserves
	Bitumen (Company Gross)
	Proved	Probable	Proved Plus Probable
	(million bbl)	(million bbl)	(million bbl)
At December 31, 2012	-	-	-
Extensions	414	194	608
At December 31, 2013	414	194	608

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Additional Information Relating to Reserves Data - Undeveloped Reserves

All of Teck’s proved undeveloped reserves and probable undeveloped reserves relate to our Fort Hills project and were first attributed to Teck in 2013. On October 30, 2013, the co-owners of Fort Hills announced project sanction and the project is expected to produce first oil in the fourth quarter of 2017.

Future Development Costs

The table below provides the development costs GLJ has estimated and assumed are to be incurred for purposes of the estimation of the future net revenue attributable to the reserves. The GLJ future development costs set out below differ from those the Fort Hills partners use for construction planning and decision making for the project, which are based on detailed engineering studies. The GLJ estimated development costs for 2014 also do not take into account Teck’s earn-in commitments.  See “Description of the Business ― Energy―Fort Hills Project” for a further description of the project operator projections regarding development costs.

Reserves Category ($ millions)	2014	2015	2016	2017	2018	Remainder	Total	Total (10% discounted)
Proved Producing	0	0	0	0	0	0	0	0
Total Proved	620	957	865	462	93	3,354	6,351	3,054
Proved plus probable	620	957	865	469	99	5,749	8,759	3,132

We believe that internally-generated cash flows, existing credit facilities and access to capital markets will be sufficient to fund our future development costs. However, there can be no guarantee that the necessary funds will be available or that we will allocate funding to develop all of our reserves. Failure to develop those reserves would have a negative impact on our future cash flow.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce future net revenue depending upon the funding sources utilized. We do not believe that interest or other funding costs would make development of any property uneconomic.

Production Estimate

GLJ has forecast Fort Hills production to begin in 2017 and by 2019 reach 170,000 bbl/d and 180,000 bbl/d in the total proved and the total proved plus probable reserves categories, respectively (34,000 bbl/d and 36,000 bbl/d related to Teck’s interest).

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Reclamation and Abandonment

Abandonment and reclamation costs relating to our reserves are provided to us by the operator of the Fort Hills oil sands project. Reclamation and abandonment costs for Fort Hills are determined in accordance with International Financial Reporting Standards and are based on available information, consistent with that assumed in the operator’s long-range planning. This review considers the estimated abandonment and reclamation costs, where determinable, for liabilities associated with its upstream operations as at December 31, 2013. Where no legal liability or constructive obligation for reclamation exists, potential costs have been excluded from the Fort Hills operator’s abandonment and reclamation cost estimates.

As at December 31, 2013, the estimated undiscounted, uninflated abandonment and reclamation costs relating to our reserves, net of estimated salvage value, was $30.9 million (discounted at 10%, approximately $6.1 million).  Of the identified abandonment and reclamation costs, none are expected to be incurred in the next three years.  These liabilities relate to our 20% working interest at December 31, 2013 of the Fort Hills project.

In estimating the future net revenue, GLJ has not included any abandonment and reclamation costs in the GLJ reserve report.

Contingent Resource Estimate

The range of contingent bitumen resources associated with the proposed Fort Hills oil sands project as determined by GLJ is summarized as follows:

Fort Hills Project

	December 31, 2013
	Contingent Bitumen Resource
	100% (million barrels)	Our 20% share (million barrels)
Low estimate	0	0
Best estimate	128	26
High estimate	752	150

The contingent bitumen estimates in the above table were calculated on the basis of the amount of bitumen that can be mined and recovered in the proposed extraction plant beyond the 50 year reserves life.  The current Suncor mine plan for the project is the basis of the best estimate. See “Contingent Resource Estimates” below for further discussion.

Frontier Project

As at December 31, 2013, Sproule, as independent reserve evaluators, presented a contingent resource estimate for our Frontier project, which is summarized as follows:

December 31, 2013
Contingent Bitumen Resource
100% (million barrels)
Low estimate	2,360
Best estimate	3,047
High estimate	3,465

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Contingent Resource Estimates

Volumes of contingent bitumen resources are calculated at the outlet of the proposed extraction plant. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Contingent resources are defined in the COGE Handbook as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as ''contingent resources'' the estimated discovered recoverable quantities associated with a project in the early project stage.

There is no certainty that any of the Fort Hills project or the Frontier project will produce any portion of the volumes currently classified as “contingent resources”. The Fort Hills project volumes to be recovered beyond 50 years have been classified as contingent resources; this is the contingency that prevents the recognition of these volumes as reserves. The primary contingencies which currently prevent the classification of the contingent resources disclosed above for the Frontier project as reserves consist of: uncertainties around receiving regulatory approval to develop the project, lack of completed feasibility studies for the project and need for approval of a decision to proceed to construction of the project by Teck.

Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Other Oil and Gas Information

Tax Horizon

Because of available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.  When we would become subject to cash income taxes in Canada is dependent on a number of factors, including but not limited to, the price of the commodities that our various business units deal in and the level of our future investments in Canadian operations.

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Safety and Environmental Protection

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances and similar matters.  Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, operating, closing and remediating our mines, refineries and other facilities.

Whether in Canada or abroad, we work to apply technically proven and economically feasible measures to protect the environment and worker health throughout exploration, mining, processing and closure.  Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, except as described in the narrative concerning the relevant operation, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.  We are often an active participant in public regulatory review, revision and development processes with government agencies and non-governmental organizations and, as such, typically have reasonable insight regarding emerging regulatory developments and trends. Through this activity we are able to more accurately estimate risks and liabilities associated with current and future safety and environmental matters. We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environmental and health and safety risks, assess regulatory compliance and conformance with applicable laws, and assess conformance with appropriate environmental and health and safety management systems and good management practices.

Safety performance and workplace hygiene are key priorities for us.  Safety statistics are collected from each operation monthly.  Targets for safety performance are set each year and are one factor used in determining management compensation.  Safety and worker hygiene incidents are thoroughly investigated and finding reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. At this time we do not anticipate significant liability associated with long- term occupational health issues.

In order to obtain mining permits and approvals from regulatory authorities, mine operators must typically submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining. Some of the permits we require are becoming increasingly more difficult and expensive to obtain, and the application and review processes are taking longer to complete and becoming increasingly subject to challenge.  For a further discussion of risks associated with the issuance and renewal of environmental permits see “Risk Factors—We face risks associated with the issuance and renewal of environmental permits”.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis.  In addition, amounts are

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accrued in our accounts to provide for certain and likely future decommissioning, reclamation, site restoration and other closure costs.  Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements.  The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. All of our mining operations have closure and reclamation plans in place and these undergo regular updates.  In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure.  Cost estimates for these planned and anticipated closure and remediation activities are reviewed on a regular basis and revised as plans for individual sites are refined and implemented, typically with input and oversight from regulatory agencies and other stakeholders. Our decommissioning and restoration provision as at December 31, 2013 is $1,089 million. Of that amount, we expect to spend approximately $62 million in 2014. As at December 31, 2013, we had letters of credit and other bonding in place to secure our reclamation obligations in the aggregate amount of approximately $860 million.  On the basis of current regulatory trends we expect required bonding to increase in the future.

Climate change is a significant environmental issue facing our society. Scientific evidence indicates that increases in greenhouse gas are likely a cause of some or most of the increases in global average temperatures since the mid-20th century.  Regulations to control greenhouse gas emissions are being developed and enhanced in many jurisdictions.  The trend toward increased regulation and reduction of greenhouse gas emissions, particularly from industrial activities, has slowed but is continuing.  Regulatory uncertainty and the costs of technology required to comply with current or anticipated regulations introduces a high degree of uncertainty to predicting the final costs of compliance.

For 2013, our seven B.C.-based operations paid approximately $47.2 million in British Columbia provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas. We anticipate that this will increase to approximately $45 to 50 million in carbon tax in 2014. We may in the future face similar taxation in other jurisdictions.  We are subject to greenhouse gas emissions reporting regulation in British Columbia. The regulation requires facilities in the Province that emit over 10,000 tonnes of CO2 emissions annually from regulated sources to report their emissions and those that emit over 25,000 tonnes per year from regulated sources to obtain independent verification of their emissions. Our B.C.-based mining operations were in compliance with these reporting and verification (where applicable) obligations in 2013.

The British Columbia government has not proposed regulations implementing greenhouse cap-and-trade regulations and it is not known when or it they will do so.

In January 2008, the Alberta government announced a plan to reduce carbon emissions intensity to 50% below 1990 levels by 2020.  Major emitters (e.g., those over 100,000 tonnes/yr.) are required to reduce their emissions intensity by 12% as compared to their established baseline.  Our Cardinal River operation meets the requirements through efficiency improvements as well as CO2 credits from our Wintering Hills operation, which help offset emissions and CO2 payments from Cardinal River.  Prior to the availability of CO2 credits from Wintering Hills, Cardinal River met part of its obligations by making payments to Alberta’s Climate Change and Emissions

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Management Fund.  For new construction projects, the required improvements in emissions intensity are applicable three years after start-up. We continue to factor these requirements into the design and costs of our oil sands projects.

In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord. Canada's new aim is to reduce absolute emissions by 17% from 2005 levels by 2020.  The Canadian government has expressed its intention to require oil sands facilities that come on stream after the end of 2011 to implement a carbon capture and storage process.

While climate change regulations have yet to be finalized in most jurisdictions in which we operate, we anticipate that regional, national, or international regulations will ultimately be established which seek to reduce greenhouse gas emissions. It appears likely that many will be based on cap-and-trade mechanisms. Teck’s direct greenhouse gas emissions from all of its operations are approximately 2.9 million tonnes per year, based on 2012 data. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets is highly uncertain.  For purposes of illustration, the costs associated with greenhouse gas regulations might be expected to fall in the range of $10 to $50/tonne of CO2 emissions, in which case our compliance costs might be roughly in the order of $30 to $150 million per year.  These figures are only meant to be illustrative of the order of magnitude of costs that might be anticipated for Teck if all jurisdictions in which we operate implemented cap-and-trade regulations of this nature. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets which evolve for carbon credits and offsets.

In addition to climate change, issues surrounding water governance remain of particular importance.  British Columbia is in the process of updating its water governance framework but timelines for that process are not certain.  Given the early stage of development of these regulations it is uncertain how they might affect Teck’s British Columbia operations.  We continue to monitor regulatory initiatives and participate in consultation opportunities with the government.  Related to water governance, we are continuing to work to develop and implement a plan for the management of selenium and other constituents at all of our operating coal mines in the Elk Valley.  See “Description of the Business—Coal” and “Risk Factors—We face risks associated with the issuance and renewal of environmental permits” for further information.

Social and Environmental Policies

We have adopted and implemented social and environmental policies that are fundamental to our operations.  Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the “Charter”) and Code of Business, Environmental and Health & Safety Practices (the “Code”).  The Charter sets out corporate commitments related to ethical business conduct, providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability, (iii) identification, control and promotion of safety and health

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performance, (iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.

In addition to the Charter and Code, we have adopted a Safety and Health Policy, a Health and Safety Guide for Exploration, and a Code of Ethics.  We have taken steps to implement the Charter, Code and policies through adoption of Environment, Health, Safety and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization.  Overall responsibility for achievement of objectives rests with senior personnel.  Our Safety and Sustainability Committee of the Board (which reports to the Board of Directors) and our Corporate Environment and Risk Management Committee and our Materials Stewardship Executive Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis.  Internal monthly and quarterly reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and reclamation and remediation activities.  We report publicly on our performance through our Sustainability Report and website.

Human Resources

As at December 31, 2013 there were approximately 11,000 regular employees working at the various operations we manage.  Our regular employees figure excludes an aggregate of approximately 800 employees classified as casual, fixed-term or inactive and also excludes employees and contractors at the Antamina and Fort Hills operations, which Teck does not manage.

Collective bargaining agreements covering unionized employees at our principal operations (including Antamina) are as follows:

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Expiry Date of Collective Agreement
Antamina	July 23, 2015
Cardinal River	June 30, 2017
Carmen de Andacollo	September 30, 2015 (worker’s union) and December 31, 2015 (supervisor’s union)
Coal Mountain	December 31, 2014
Elkview	October 31, 2015
Fording River	April 30, 2016
Highland Valley Copper	September 30, 2016
Line Creek	May 31, 2014
Quebrada Blanca	October 31, 2015 (administrative employees); November 30, 2015 (mine and plant operators); and January 31, 2016 (maintenance operators)
Quintette	April 30, 2018
Trail	May 31, 2017

Technology

Teck undertakes and participates in a number of research and development programs designed to improve exploration, mining and processing for new projects and operations, environmental performance in operations, and technologies to assist the sale of products, and hence enhance overall competitiveness and reduce costs.

We have technology and research groups at our Applied Research and Technology facility located in Trail, B.C., at our CESL facility in Richmond, B.C., and at our Product Technology Centre in Mississauga, Ontario. The primary focus of these facilities is to create value through the development, testing and implementation of technologies related to our principal products. The programs are aligned with business units and are integrated with operations or other business activities.

Our research and development expense for 2013 was $18 million.

Foreign Operations

The Red Dog mine located in Alaska, the Pend Oreille mine in Washington State, the Antamina mine located in Peru and the Quebrada Blanca and Carmen de Andacollo mines located in Chile are our significant assets located outside of Canada.  We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA.  We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)” above.  We own 76.5% and 90%, respectively, of the Chilean operating companies that own Quebrada Blanca and Carmen de Andacollo.  Foreign operations accounted for approximately 27% of our 2013 consolidated revenue and represented approximately 25% of our total assets as at December 31, 2013.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in Australia, Colombia, Chile, Ireland, Mexico, Namibia, Peru, Turkey and the United States.  We currently have foreign exploration offices in all of the foregoing countries other than Colombia and the United States.

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See “Risk Factors— We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments” for further information on the risks associated with these foreign properties.

Competitive Conditions

Our business is to sell base metals, metal concentrates, specialty metals and steelmaking coal at prices determined by world markets over which we have no influence or control.  These markets are cyclical.  Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, costs of equipment, fuel, power and other inputs, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, joint venture agreements and the acquisition of investments in other mining companies.

Risk Factors

You should carefully consider the risks and uncertainties described below as well as the other information contained in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

We face risks in the mining and metals business.

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Even after the commencement of mining operations, those operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, seismic activity, weather events and flooding. Our mining and exploration operations require reliable infrastructure, such as roads, rail, ports, power sources and transmission facilities and water supplies.  Availability and cost of infrastructure affects the production and sales from operations, as well as our capital and operating costs.  Water rights have become an area of increasing focus for our foreign operations and community relations are significantly impacted by access and sourcing of water.  If water supplies become scarce or are negatively impacted due to environmental reasons, such as drought, water supplies to our operations might be reduced in order to maintain supplies to the local communities in which we operate.  Any reduction in water,

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or other necessary infrastructure supplies, may preclude development of otherwise potentially economic mineral deposits or may negatively affect costs, production and/or sales from our affected operations.

The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis.  Our operating mines have large tailings dams which could fail as a result of seismic activity or for other reasons.

The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Fluctuations in the market price of base metals, steelmaking coal and specialty metals may significantly adversely affect the results of our operations.

The results of our operations are significantly affected by the market price of base metals, steelmaking coal and specialty metals, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of steelmaking coal, copper and zinc. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of base metals by holders in response to such factors.

The Chinese market has become a significant source of global demand for commodities, including steelmaking coal and copper. Chinese demand has been a major driver in global commodities markets for a number of years. A slowing in China's economic growth could result in lower prices and demand for our products and negatively impact our results. We could also experience these negative effects if demand from China slowed for other reasons, such as increased self-sufficiency or increased reliance on other suppliers to meet demand.

If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Our production and transportation costs are not competitive with those of large thermal coal producers.  A substantial reduction in hard coking coal price premiums would have a material adverse effect on our business.

Our general policy has been not to hedge changes in prices of our mineral production.  From time to time, however, we have in the past and may in the future undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging

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programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and production interruption events.

Product alternatives may reduce demand for our products.

Most of our products are primarily used in specific applications, such as the use of copper in electrical and electronic applications, the use of refined zinc to galvanize steel and the use of steelmaking coal in steel production.  Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact.  If competitive technologies emerge that use other materials in place of our products, demand and price for our commodities might fall.

For example, substantially all of our coal production is high-quality hard coking coal, which commands a significant price premium over other forms of coal because of its value in use in blast furnaces for steel production. High quality hard coking coal is globally scarce, and has specific physical and chemical properties which are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. Many of those alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high-quality coking coal.  While conventional blast furnace technology has been the most economic large-scale steel production technology for a number of years, and while emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive technologies not reliant on hard coking coal could emerge which could reduce demand and price premiums for hard coking coal.

Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition.

Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on acceptable terms, and may make it more difficult to plan our operations and to operate effectively. If volatility and market disruption affect our access to financing on reasonable terms, our operations and financial condition could be adversely affected.

Our arrangements resulting from the sale of a one-third interest in the Waneta hydroelectric plant to BC Hydro may require us to incur substantial costs.

Teck Metals has agreed to generally provide the firm delivery of energy from the Waneta hydroelectric plant to BC Hydro until 2036, in proportion to BC Hydro’s ownership interest.  If Teck Metals does not deliver power as required it could be required to purchase replacement power in the open market or to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall.  These costs are generally not covered by our insurance policies and we could incur substantial costs, especially if the shortfall is protracted.  In addition, the portion of power Teck Metals is required to make available to BC Hydro represents a surplus

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of power to the current and anticipated future requirements of our Trail Operations.  If our entitlement to power from the Waneta hydroelectric plant (taking into account our arrangements with BC Hydro) is not sufficient to supply the requirements of our Trail Operations, we may be required to reduce our Trail Operations, or purchase power in the open market, in order to address any shortfall.

Our insurance may not provide adequate coverage.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.

Over 6,000 of our approximately 11,000 regular employees (as of December 31, 2013) are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business.  See “Description of the Business—Human resources” for a description of our regular employee category and the expiry dates of the collective bargaining agreements covering unionized employees at our material projects.

We may not be able to hire enough skilled employees to support our operations.

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

Our pension and other post-retirement liabilities and the assets available to fund them could change materially.

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

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Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

A number of our concentrate products include varying amounts of minor elements that are subject to increasing environment regulation, which may expose us to higher smelter treatment charges, penalties or limit our ability to sell certain products.

Our customer smelters are subject to increasingly stringent environmental regulation, in particular with respect to mercury and cadmium, which could adversely affect their ability to treat copper and zinc from certain of our operations.  We rely on customer smelters to process our concentrates into metals for sale.  We may be required to pay higher smelter treatment charges or specific penalties relating to minor elements present in our commodities, we may incur additional costs to blend certain products, or we may not be able to sell certain products at all, depending on how the regulatory environment evolves.

The profitability of our Trail Operations depends in part on our ability to sell various products that may face more stringent environmental regulation.

In addition to zinc and lead, Trail Operations produces various minor metals, salts and other compounds which are sold into specialized markets.  Changes in market demand for these products, or changes in export regulations or other regulatory restrictions may limit our ability to sell these products.  If we are unable to sell certain products at a profit we may incur significant storage and disposal costs.

Fluctuations in the price and availability of consumed commodities affect our costs of production.

Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog mine and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Our ability to acquire properties may be affected by competition from other mining companies.

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own the properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should those properties become available to us.

We face competition in product markets.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate and steelmaking coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies,

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foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

We may face restricted access to markets in the future.

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Our reserve and resource estimates may prove to be incorrect.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. We estimate and report oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

The United States Securities and Exchange Commission (“SEC”) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

We report estimates of contingent resources in accordance with the requirements of applicable Canadian securities regulatory authorities and industry practice.  The SEC does not permit the inclusion of contingent resources in reports filed with it by U.S. companies.  Do not assume that all or any part of deposits in this category will ever be converted into reserves.

Our mineral reserves and resources are estimated by persons who are, or were at the time of their report, employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures included or incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well

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as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

We face risks associated with the issuance and renewal of environmental permits.

Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the expansion of existing operations. These include, for example, the Frontier oil sands project, coal mine expansions in the Elk Valley, expansion to a milling process at Quebrada Blanca, and the expansion of the Highland Valley Copper mine. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, interested parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process.  Permits may be stayed or withdrawn during the pendency of appeals.  Delays associated with permitting may cause us to incur material additional costs in connection with the development of new projects, including penalties or other costs in relation to long-lead equipment orders and other commitments associated with projects.

Past or ongoing violations of government mining laws could provide a basis to revoke existing permits or to deny the issuance of additional permits.  In addition, evolving reclamation or environmental concerns may threaten our ability to renew existing permits or obtain new permits in connection with future development, expansions and operations.  For example, water quality management is an important focus for our coal operations, and work is ongoing to develop and implement a plan for water quality management at all of our operating coal mines in the Elk Valley.  Our planned expansions of mines in the Elk Valley require new permits or amendments to existing permits from applicable government agencies.  We expect that permitting for current and future projects may be delayed until regulatory authorities have accepted our valley-wide water quality management plan and are able to assess the cumulative effects of new projects in the context of water quality management plan for the valley as a whole.  There can be no

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assurance that delays in obtaining approval of our valley-wide water quality management plan will not result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long-term plans or to realize the projected mine life of our operations.  The potential shortfall in production may be material.

We may be adversely affected by currency fluctuations.

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business.

The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Changes in environmental, health and safety laws may have a material adverse effect on our operations.

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures.  For example, we are currently developing a plan required by regulators to manage water quality downstream of our coal mines in the Elk Valley.  The final costs of implementing the plan will depend on the water quality targets established, as well as the technologies applied to manage selenium and other substances.

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In addition, failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, or other regulatory sanctions including clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs.  Financial assurance requirements could increase significantly in light of evolving environmental, health or safety concerns or as a result of evolving regulatory pressures.  The cost to Teck of supplying the assurance could increase significantly as a consequence.  Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurance that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

We are highly dependent on third parties for the provision of transportation services.

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

The success of our plans to implement our coal growth strategy depends in part on the ability of the third party rail and port services to meet our increased demand for their services.

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Our Red Dog operation is subject to a limited annual shipping window, which increases the consequences of restrictions on our ability to ship concentrate from the operation.

Like our other mines, our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail Operations, and could materially restrict mine production subsequent to the shipping season.

The terms of our outstanding indebtedness require us to comply with certain covenants that may impose restrictions on our business.

As of December 31, 2013, we and our consolidated subsidiaries had total indebtedness of $7.7 billion.  We must generate sufficient amounts of cash to service and repay our debt and our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Certain of our credit facilities and the indentures governing our other long-term debt securities contain restrictive covenants. See “Credit Facilities and Debt Securities” for further information regarding these restrictive covenants.

Our material financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity.

We are party to a number of financing agreements, including our credit facilities and the indentures governing our various public indebtedness, which contain financial or other covenants.  If we breach covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors.  If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

 If future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressure or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

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We may be adversely affected by interest rate changes.

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we may from time to time enter into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.

Aboriginal title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding financial compensation, employment and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.

We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

We face risks associated with our development projects.

We are involved in a number of development projects.  Our major projects include the Quebrada Blanca Phase 2, Fort Hills, Galore Creek, Frontier and Relincho projects.  We also have a number of other projects in our development portfolio.

Construction of the Fort Hills project was sanctioned in October 2013.  Suncor, as project operator, in consultation with Total and us, will be responsible for the construction of the project.  There can be no assurance that the construction of the Fort Hills project will be completed in the manner currently approved or in accordance with the schedule or within the cost estimates prepared by the project operator.

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The Galore Creek project is at an earlier stage of development. Development and exploitation of the hypogene resource at Quebrada Blanca will require considerable capital expenditures and various environmental and other permits and governmental authorizations.  Our Relincho project and Frontier project are also in an early stage of development.

Construction and development of these projects are subject to numerous risks, including, without limitation:

■
risks resulting from the fact that the projects are at various early stages of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

■	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

■	risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required;

■	risks of other adverse regulatory developments, including the imposition of new regulations;

■	risks of significant fluctuation in prevailing prices for copper, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

■
risks resulting from the fact that we are a minority partner in Fort Hills Energy Limited Partnership and major decisions with respect to project schedule, design and construction may be made without our consent;

■	risks associated with the fact that our company and NovaGold Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;

■	risks associated with litigation;

■	risks resulting from dependence on third parties for services and utilities for the project;

■	risks associated with the ability of our partners to finance their respective shares of project expenditures; and

■	risks associated with our being in a position to finance our share of project costs, or obtaining financing for these projects on commercially reasonable terms or at all.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business.

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our steelmaking coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord. Canada's aim is to reduce absolute emissions by 17 per cent from 2005 levels by 2020. In the meantime,

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regulations to reduce greenhouse gas emissions that the Canadian government initially indicated would be developed in 2008 have been put on hold.  Additional policy measures are anticipated over the coming years, even though the final form and timing of these policies is not certain.

In Alberta, the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation required certain existing large emitters (e.g., facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions in any calendar year after and including 2003) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters can also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

Since 2007 the Government of British Columbia has passed a number of significant pieces of climate-action legislation including: the Greenhouse Gas Reduction Targets Act, which sets aggressive targets for reducing greenhouse gases (33% below 2007 levels by 2020), the Greenhouse Gas Reduction or “Cap-and-Trade” Act, which authorizes hard caps on greenhouse gas emissions, and the Carbon Tax Act, which imposes an escalating carbon tax on fossil fuels used in the province. These regulations increase our fuel costs and impact our competitiveness in the global marketplace.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. The federal and provincial governments, other than Alberta, have not finalized any formal regulatory programs to control greenhouse gases from facilities, although the Canadian federal government has indicated that it is prepared to adopt a nationwide cap-and-trade regime if the United States signals it is prepared to do the same.  British Columbia was previously expected to implement greenhouse gas cap-and-trade regulations in 2012, but did not do so and it is not known when or whether such a system will be established.  It is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Teck’s coal products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s expressed goals. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions by other countries could materially negatively affect the demand for coal and oil, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

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We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2013. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

We are subject to legal proceedings, the outcome of which may affect our business.

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.  See “Legal Proceedings “below.

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Dividends

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends.  In 2011, we declared a dividend of $0.30 per share in April that was paid in July and declared a dividend of $0.40 per share in October that was paid in January 2012.  In 2012, we declared a dividend of $0.40 per share in April that was paid in July and declared a dividend of $0.45 per share in November that was paid in January 2013.  In 2013, we declared a dividend of $0.45 per share in April that was paid in July and declared a dividend of $0.45 per share in November that was paid in January 2014.

All dividends paid on our Class A common shares and Class B subordinate voting shares after 2005 are eligible dividends for purposes of the enhanced dividend tax credit that may be claimed by Canadian resident individuals.

We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date.  We do not currently have any preferred shares outstanding.

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Description of Capital Structure

General Description of Capital Structure

Share Capital

Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share.  Class B subordinate voting shares carry the right to one vote per share.  Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share.  In all other respects, including dividend rights and the distribution of property upon dissolution or winding-up of the Company, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer).  If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

Securities subject to contractual restriction on transfer

On July 15, 2009 Teck issued 101.3 million Class B subordinate voting shares to Fullbloom Investment Corporation (“Fullbloom”), a wholly-owned subsidiary of China Investment Corporation (“CIC”).  Each of Fullbloom and CIC have agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s length with any of the persons referred to in (i) or (ii) in connection with securities of Teck, in each case anywhere in the world.  These transfer restrictions are subject to certain exceptions.  As of March 3, 2014, the shares subject to these restrictions represent 17.87 % of Teck’s outstanding Class B subordinate voting shares.

Credit Facilities and Debt Securities

Credit Facilities

As at December 31, 2013, we were party to various credit agreements establishing the following credit facilities (collectively, the “credit facilities”):

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■	A US$2 billion revolving credit facility provided by a syndicate of lenders which matures on July 26, 2018 and which, as at December 31, 2013, was undrawn.

■	A $100 million standby letter of credit facility with Bank of Montreal which, as at December 31, 2013, was drawn to the extent of $63.5 million in respect of letters of credit.

■	A $150 million credit facility established by Royal Bank of Canada which, as at December 31, 2013, was drawn to the extent of $56.2 million in respect of letters of credit.

■	A $100 million standby letter of credit facility with Canadian Imperial Bank of Commerce which, as at December 31, 2013, was drawn to the extent of $97.0 million in respect of letters of credit.

■	A $50 million standby letter of credit facility with the Toronto-Dominion Bank which, as at December 31, 2013, was drawn to the extent of $48.3 million in respect of letters of credit.

In addition to the letters of credit outstanding under our credit facilities as noted above, we also had, as at December 31, 2013, $651.2 million of stand-alone letters of credit outstanding.

Our obligations under the each of the credit facilities that Teck is a party to have been guaranteed by Teck Metals Ltd.  The indebtedness under each of the credit facilities ranks pari passu with the indebtedness under each of the other credit facilities and with all of our other indebtedness for borrowed money, except that which is secured by liens permitted by the credit facilities.

The owner of the Antamina project, CMA, is party to a credit facility.  We hold a 22.5% interest in CMA.  As at December 31, 2013, our proportionate share of CMA’s US$100 million senior revolving credit facility was approximately US$22.5 million. This facility is fully drawn and is non-recourse to us and the other Antamina project sponsors. The facility matures on April 19, 2015.

Our credit facilities contain restrictive and financial covenants, including:

■
a requirement to maintain a debt to total capitalization ratio of not more than 0.5:1.0.  As of December 31, 2013 our ratio of debt to total capitalization for purposes of our credit facilities was 0.29:1.0;

■
a covenant that neither Teck nor any guarantor under any of the credit facilities will grant security on any of its assets, and that no Restricted Subsidiary (as defined in the applicable credit facility) will grant security on certain specified assets, subject, in each case, to specific exceptions;

■	a restriction on certain of our subsidiaries (which are not guarantors) incurring indebtedness of more than an aggregate of US$250 million;

■	a provision requiring prepayment in the event of a change of control at Teck; and

■	a prohibition on agreements that might restrict certain subsidiaries from issuing dividends or other distributions to, or making or repayment of loans to, Teck.

The credit facilities also provide for customary events of default, which include non-payment of principal, interest, fees or other amounts owing in connection with such credit facilities,

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inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain affirmative covenants, to a grace period), a payment default by Teck or any material subsidiary (as defined in the applicable credit facility) in respect of indebtedness equal to or in excess of US$100 million, acceleration of indebtedness equal to or in excess of US$100 million, bankruptcy or insolvency events of Teck or a material subsidiary, the rendering of a final judgment against Teck or any material subsidiary or a combination thereof in excess of US$100 million, the rendering of a final judgment not involving the payment of money against Teck or any material subsidiary that could reasonably be expect to result in a material adverse effect (as defined in the applicable credit facility) and certain events under the United States Employee Retirement Income Security Act of 1974.

Public Indebtedness

As of March 1, 2013, our public indebtedness is comprised of 13 series of outstanding notes.

On September 12, 2002, we issued US$200 million in aggregate principal amount of 7.00% notes due September 15, 2012 under an indenture dated that same date with The Bank of New York (now The Bank of New York Mellon) as trustee (the “2002 Indenture”).  Those notes matured on September 15, 2012 and are no longer outstanding.  On September 28, 2005, we issued a further US$300 million in aggregate principal amount of 5.375% notes due October 1, 2015 and US$700 million in aggregate principal amount of 6.125% notes due October 1, 2035 also under the 2002 Indenture.  The notes issued under the 2002 Indenture are collectively referred to herein as the “2002 notes”.

Proceeds from these 2002 note offerings were advanced to our subsidiary, Teck Metals, which in turn issued us notes (the “Metals notes”) in the amount of each such offering.  The principal amount of the 2002 notes, plus (i) accrued interest thereon at least equal to accrued interest on the 2002 notes, and (ii) other monetary obligations payable pursuant to the Metals notes, will become due and payable on demand by us, or upon an event of default under the 2002 Indenture, on demand by us or our assignee.  Each Metals note has been pledged in favour of the trustee under the 2002 Indenture.  A breach under the collateral documents relating to a pledge of the Metals notes will be an event of default under the 2002 Indenture.  As a result, for so long as any of these intercompany arrangements and pledges are in place, upon the occurrence of an event of default under the 2002 Indenture, the trustee on behalf of the holders of the 2002 notes will have the right to make a demand on the Metals notes and will have a claim against Teck Metals in an amount equal to the amount due under the notes.  The 2002 Indenture contains covenants limiting our ability to create certain security interests, enter into sale and leaseback transactions and restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets.

We have issued notes under an indenture dated August 17, 2010, among Teck, Teck Metals and The Bank of New York Mellon, as trustee, as supplemented from time to time in connection with an offering of notes.  We refer to the August 17, 2010 indenture, as amended and supplemented to the date of this Annual Information Form, as the “2010 Indenture”.  The following sets out details of the principal amount offered, coupon and issuance date of each issuance of notes under the 2010 Indenture:

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■	US$300 million of 3.850% notes due 2017 issued on August 17, 2010

■	US$450 million of 6.000% notes due 2040 issued on August 17, 2010

■	US$200 million of 6.000% notes due 2040 issued on September 8, 2010

■	US$500 million of 4.500% notes due 2021 issued on September 8, 2010

■	US$300 million of 3.15% notes due 2017 issued on July 5, 2011

■	US$700 million of 4.75% notes due 2022 issued on July 5, 2011

■	US$1.00 billion of 6.25% notes due 2041 issued on July 5, 2011

■	US$500 million of 3.000% notes due 2019 issued on February 28, 2012

■	US$500 million of 5.200% notes due 2042 issued on February 28, 2012

■	US$500 million of 2.500% notes due 2018 issued on August 8, 2012

■	US$750 million of 3.750% notes due 2023 issued on August 8, 2012

■	US$500 million of 5.400% notes due 2043 issued on August 8, 2012

The notes issued under the 2010 Indenture are guaranteed by Teck Metals.  The 2010 Indenture contains covenants requiring an offer to purchase in a change in control, and restrictive covenants regarding liens on assets of Teck and certain of its subsidiaries.

The indentures governing our public indebtedness provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of Teck or a material subsidiary, final judgments against Teck or a material subsidiary in excess of US$100 million, failure to pay other indebtedness in excess of US$100 million, or an acceleration of other indebtedness in excess of US$100 million.

Ratings

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.  The cost of funds under our committed credit facility depends in part on our credit ratings from time to time. In addition, credit ratings affect our ability to obtain other short-term and long-term financing and the cost of such financing.  Over the past four years there were several upgrades to the credit ratings of Teck and its outstanding debt. The drawn and undrawn costs under our credit facilities are based upon our credit ratings, and would increase, or decrease, if Teck’s credit ratings are downgraded, or upgraded, respectively.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of securities.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  We cannot guarantee that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future. Our current credit ratings are as follows.

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	Moody’s	Standard & Poor’s	Dominion Bond Rating Service	Fitch
Senior Notes1	Baa2	BBB	BBB	BBB
Trend/Outlook	Stable	Stable	Stable	Stable

1 Our senior notes are the notes issued under the 2002 Indenture and 2010 Indenture.

A description of the rating categories of each of the rating agencies is set out below.

Moody’s Investor Service (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to Caa, which represents the range from highest to lowest quality of securities rated.  Moody’s Baa2 rating assigned to our senior debt instruments is the fourth highest rating of seven major rating categories.  Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.  Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest. Moody’s has also assigned a stable outlook to the rating, which is an opinion regarding the likely direction of an issuer’s rating over the medium term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  S&P’s BBB rating assigned to our senior debt instruments is the fourth highest rating of 12 major rating categories.  A BBB rating indicates that the obligor’s capacity to meet its financial commitments is adequate, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.  S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.  S&P has also assigned a stable outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate- to long-term.

Dominion Bond Rating Service (DBRS)

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  DBRS’s BBB rating assigned to our senior debt is the fourth highest of the 10 rating categories for long-term debt.  Debt securities rated “BBB” are of adequate credit quality, and the capacity for the payment of financial obligations is considered acceptable.  However, the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the obligor.  A reference to “high” or “low” reflects the relative strength within the rating category.  DBRS has also assigned a stable outlook to the rating, which indicates the direction DBRS considers the rating is headed should present trends continue.

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Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a scale ranging from AAA to D, representing the range from highest to lowest quality of securities rated. Fitch’s rating of BBB, Stable Outlook, assigned to Teck is the fourth highest of Fitch’s seven major rating categories for long-term debt. Debt securities rated “BBB” indicate that expectations of issuer default risk are currently low and that the issuer’s capacity for payment of financial commitments is considered adequate. However, adverse business or economic conditions are more likely to impair this payment capacity than that of an issuer in a higher rated category. Fitch’s may append the modifier “+” or “-” to a rating to denote the relative status of a security within a major rating category. Fitch’s assignment of Stable Outlook to the rating indicates Fitch’s view of the direction the rating is expected to take over the next one to two years.

We have made payments to Moody’s and S&P in connection with the assignment of ratings to our long-term debt. In addition, we have made payments in respect of certain other services provided to us by each of Moody’s, S&P, DBRS and Fitch during the last two years.

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Market for Securities

Trading Price and Volume

Our Class A common shares are listed on The Toronto Stock Exchange under ticker symbol TCK.A.  Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TCK.B and on the New York Stock Exchange under the symbol TCK.  The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2013 for the Class A common shares and Class B subordinate voting shares.

Teck Resources A				Teck Resources B
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	39.88	37.55	44,603	38.13	36.07	36,611,669
February	38.40	32.75	28,489	37.23	31.16	37,114,325
March	33.10	29.60	36,061	32.30	28.06	48,009,774
April	30.99	26.00	67,642	29.84	24.10	58,303,956
May	31.14	27.63	33,604	29.72	26.10	46,985,414
June	29.46	23.35	43,147	28.15	21.22	50,841,899
July	27.31	22.92	56,340	25.28	21.11	43,441,015
August	31.34	26.27	50,985	29.25	24.13	47,967,052
September	31.60	28.86	36,086	30.14	27.03	38,841,702
October	32.45	28.00	58,069	31.25	26.25	45,902,646
November	30.37	26.60	29,442	29.30	25.15	36,517,537
December	29.28	25.62	42,981	27.84	23.98	37,585,200

Source:  TSX

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Directors and Officers

Directors

As of March 3, 2014, the directors of Teck are as follows:

Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Mayank M. Ashar (2)(6)(7) Calgary, Alberta, Canada and St. John, New Brunswick, Canada	President and Chief Executive Officer of Irving Oil Limited 2008 to 2013; prior thereto Executive Vice President of Suncor Energy Inc. 2007-2008	November 2007
Jalynn H. Bennett (2)(3)(4)(5)(8) Toronto, Ontario, Canada	Corporate Director; previously President, Jalynn H. Bennett and Associates Ltd. (consulting firm) to 2010	April 2005
Hugh J. Bolton (2)(5) Edmonton, Alberta, Canada	Chairman, EPCOR Utilities Inc. (water and electrical utility)	September 2001
Felix P. Chee(2)(4) Oakville, Ontario, Canada	Chief Representative in Canada of China Investment Corporation 2011 to 2014; formerly President and Chief Executive Officer of University of Toronto Asset Management Corporation to 2008	April 2010
Jack L. Cockwell(1)(7)(9) Toronto, Ontario, Canada	Group Chairman, Brookfield Asset Management Inc. (asset management company)	April 2009
Edward C. Dowling(3)(6)(7) Castle Rock, Colorado, United States	President, Chief Executive Officer and Director, Alacer Gold Corp. from 2008 to July 2012; previously, President, Chief Executive Officer and Director of Meridian Gold, Inc. from 2006 to 2008	September 2012
Norman B. Keevil (1) West Vancouver, British Columbia, Canada	Chairman of the Company	July 1963
Norman B. Keevil III (4)(6)(7) Victoria, British Columbia, Canada
President, Poncho Wilcox Engineering (management and technical support for new technology ventures in energy sector); previously Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to 2009
April 1997
Takeshi Kubota(6)(7) Tokyo, Japan
Director & Senior Managing Executive Officer of Sumitomo Metal Mining Co., Ltd. since July 2012; previously Managing Executive Officer, General Manager of Non-Ferrous Metals Division of Sumitomo Metal Mining Co., Ltd.
April 2012
Takashi Kuriyama(6)(7) Vancouver, British Columbia
Executive Vice President of Sumitomo Metal Mining America Inc.; previously Executive Vice President and Director of Sumitomo Metal Mining America Inc. and director of several subsidiaries of Sumitomo Metal Mining Co., Ltd.
June 2006
Donald R. Lindsay(1) Vancouver, British Columbia, Canada	President and Chief Executive Officer	February 2005
Janice G. Rennie(2)(3)(4) Edmonton, Alberta, Canada	Corporate Director	April 2007
Warren S. R. Seyffert (1)(2)(3)(5)(6) Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)	August 1989
Chris M.T. Thompson(1)(3)(5)(7) Englewood, Colorado, United States	Corporate Director	June 2003

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(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Pension Committee
(5)	Member of the Corporate Governance and Nominating Committee
(6)	Member of the Safety & Sustainability Committee
(7)	Member of the Reserves Committee
(8)
Ms. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates.  The Ontario Securities Commission (“OSC”) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws.  The British Columbia Securities Commission (“BCSC”) and Autorité des marchés financiers (“AMF”) also issued similar orders.  Ms. Bennett was not subject to the orders issued by the BCSC and the AMF.  The OSC lifted its cease trade order effective June 8, 2006.  The BCSC and the AMF also lifted their cease trade orders shortly thereafter.  On January 14, 2009, the Nortel Companies initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act in Canada.  Ms. Bennett resigned from the boards of the Nortel Companies effective October 1, 2012.

(9)
Mr. Jack L. Cockwell was a director of Fraser Papers Inc. until April 29, 2009.  On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.  The next annual meeting of the Company is scheduled to be held on April 23, 2014.

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Officers

As of March 3, 2014, the executive officers of Teck are as follows:

Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Norman B. Keevil West Vancouver, British Columbia, Canada	Chairman
Warren S. R. Seyffert Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)
Donald R. Lindsay Vancouver, British Columbia, Canada	President and Chief Executive Officer
Ian C. Kilgour Vancouver, British Columbia, Canada
Executive Vice President and Chief Operating Officer from June 2013; previously Senior Vice President, Coal since February 2011; previously President and Chief Executive Officer of Compañía Minera de Antamina S.A.

Dale E. Andres Vancouver, British Columbia, Canada	Senior Vice President, Copper since June 2013; previously Vice President, Copper Strategy & North American Operations since August 2008; Vice President, International Mining 2006-2008
Andrew J. Golding West Vancouver, British Columbia, Canada	Senior Vice President, Corporate Development since September 2013; previously Commercial Vice President, BHP Billiton Energy Coal from June 2009.
Douglas H. Horswill West Vancouver, British Columbia, Canada	Senior Vice President; previously, Senior Vice President, Sustainability and External Affairs from August 2008 to January 2012; previously Senior Vice President, Environment and Corporate Affairs
Ronald A. Millos Vancouver, British Columbia, Canada	Senior Vice President, Finance and Chief Financial Officer
Raymond A. Reipas Calgary, Alberta, Canada	Senior Vice President, Energy since November 2011; previously, Vice President, Energy since September 2008; previously Vice President, Mining, Total E&P Canada Ltd.
Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial and Legal Affairs since April 2010; previously Senior Vice President, Commercial Affairs
Robert G. Scott North Vancouver, British Columbia, Canada
Senior Vice President, Zinc since March 2012; previously Vice President, Operating Excellence since July  2009; previously Vice President, Gold since August 2008; previously Vice President, North American Mining 2006-2008

Marcia M. Smith Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs since January 2012; previously, Vice President, Corporate Affairs since March 2010; previously Managing Partner at NATIONAL Public Relations

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Timothy C. Watson Vancouver, British Columbia, Canada	Senior Vice President, Project Development
David R. Baril Santiago, Chile	Vice President, Copper, Chile Operations since October 2008; Chief Operating Officer, Rio Narcea, 2005-2008; 2008 – October 2008 President & General Manager, Minera Petaquilla S.A.
Anne J. Chalmers Vancouver, British Columbia, Canada	Vice President, Risk and Security and Chair, Materials Stewardship Committee since September 2009; previously Director, Risk Insurance and Security to 2009
Alex N. Christopher Port Coquitlam, British Columbia, Canada	Vice President, Exploration since July 2012; previously, General Manager, New Ventures
Karen L. Dunfee Richmond, British Columbia, Canada	Corporate Secretary
Michael P. Davies Langley, British Columbia, Canada	Vice President, Environment since April 2012; previously Vice-President Mining/Principal Engineer, AMEC Environment & Infrastructure
Mark Edwards Port Moody, British Columbia, Canada	Vice President, Community and Government Relations since March 2013; previously Director, Environment
Réal Foley Calgary, Alberta, Canada	Vice President, Coal Marketing since April 2010; previously Vice President, Marketing for Teck Coal Limited
John F. Gingell Tsawwassen, British Columbia, Canada	Vice President and Controller since June 2007; previously Assistant Controller
M. Colin Joudrie North Vancouver, British Columbia, Canada	Vice President, Business Development; previously Director of Business Evaluations
Robert J. Kelly West Vancouver, British Columbia, Canada	Vice President, Health & Safety since January 2013; previously General Manager, Duck Pond Operations
Ralph J. Lutes Beijing, China	Vice President, Asia & Chief Representative, China since May 2011; previously, lawyer with Stikeman Elliott LLP
Douglas J. Powrie Vancouver, British Columbia, Canada	Vice President, Tax since June 2011; previously, partner with Borden Ladner Gervais LLP
Robin B. Sheremeta Sparwood, British Columbia, Canada	Vice President, Operations, Coal; previously Vice President, Health and Safety Leadership 2010-2012; General Manager, Elkview Operations 2006-2010
Keith G. Stein Anmore, British Columbia, Canada	Vice President, Projects since October 2012; previously Vice President Project Director Fluor Canada Ltd.

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Andrew A. Stonkus North Vancouver, British Columbia, Canada	Vice President, Base Metals Marketing since August 2008; previously Vice President, Concentrate Marketing
Gregory A. Waller North Vancouver, British Columbia, Canada	Vice President, Investor Relations & Strategic Analysis
David Welbourne Coquitlam, British Columbia, Canada
Vice President, Audit and Operational Review since June 2012; previously Director, Internal Audit and Compliance, Finning Inc. from 2009; previously Senior Manager Internal Audit, Suncor Energy Inc. to 2009

Scott R. Wilson Vancouver, British Columbia, Canada	Vice President since November 2010 and Treasurer since June 1, 2009; previously Director, Micronova BioProducts, November 2007 to April 2009
Dean C. Winsor West Vancouver, British Columbia, Canada	Vice President, Human Resources since November 2012; previously General Manager, Human Resources, Teck Coal
Anthony A. Zoobkoff North Vancouver, British Columbia, Canada	Senior Counsel and Assistant Secretary

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Audit Committee Information

Mandate of Audit Committee

The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

Our Audit Committee consists of five members.  All of the members of the Committee are independent and financially literate.  The name, relevant education and experience of each Audit Committee member are outlined below:

Mayank M. Ashar

Mr. Ashar is a graduate of the University of Toronto (M.Eng, MBA). Mr. Ashar was the President and Chief Executive Officer of Irving Oil Limited from 2008 to 2013.

Jalynn H. Bennett

Ms. Bennett is a past Commissioner of the Ontario Securities Commission and was a member of the Toronto Stock Exchange Joint Committee on Corporate Governance (The Saucier Committee). She holds a Bachelor of Arts in economics from the University of Toronto.

Hugh J. Bolton, FCA (Chair)

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics).  Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998.  He is presently Chairman of EPCOR Utilities Inc. and a director of The Toronto Dominion Bank, Canadian National Railway Company, Westjet Airlines Ltd. and Capital Power Corporation.

Felix P. Chee

Mr. Chee holds an MBA-Finance and Accounting from York University.  He was previously the Chief Financial Officer of Ontario Hydro, Chief Investment Officer of Manulife Financial and President and Chief Executive Officer of the University of Toronto Asset Management Corporation.

Janice G. Rennie, FCA

Ms. Rennie is a chartered accountant and a graduate of the University of Alberta (BComm.).  She was the Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. from 2004 to 2005.  She is currently a director of Major Drilling Group International Inc., Methanex Corporation, Greystone Capital Management Inc., West Fraser Timber Co. Ltd. and Westjet Airlines Ltd.

Warren S. R. Seyffert, Q.C.

Mr. Seyffert is a graduate of University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007, practicing in the areas of taxation, mergers and acquisitions, financing, securitization and banking.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Coco Paving Inc. (chair), Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.

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Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP.  All non-audit services are pre-approved by the Committee prior to commencement.  In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

■	bookkeeping or other services related to the accounting records or financial statements;

■	financial information systems design and implementation;

■	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

■	actuarial services;

■	internal audit outsourcing services;

■	management functions or human resources functions;

■	broker or dealer, investment advisor, or investment banking services;

■	legal services;

■	expert services unrelated to the audit; and

■	all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.

Auditor’s Fees

For the years ended December 31, 2013 and 2012, Teck paid the external auditors $5,496,265 and $5,527,323, respectively, as detailed below:

	Year Ended 2013 ($000)	Year Ended 2012 ($000)
Audit Services(1)	4,517	4,399
Audit Related Services(2)	807	975
Tax Fees(3)	99	85
All Other Fees(4)	73	68

Notes:
(1)	Includes services that are provided by the Corporation’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan and special purpose audits and prospectuses.
(3)	Fees are for corporate and international tax services and advice provided to foreign offices.
(4)
For 2013, amounts relate to ISO 14001/9001 audits, Phase 1 of Process Safety Analysis.  For 2012, amounts relate to ISO registration, Fording River plant capacity increase services, International Financial Reporting Standards transition matters, greenhouse gas audits and training.

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Ownership by Directors and Officers

As of March 3, 2014, the directors and executive officers as a group beneficially own or exercise control or direction, directly or indirectly, over the following shares issued by the Company:

	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class
Class A common shares	418,800	4.48%%
Class B subordinate voting shares	85,0833	0.15%

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation.  Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) which, as of March 3, 2014, beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares, representing 45.97% of the Class A common shares outstanding and 860,000 Class B subordinate voting shares, representing 0.15% of the Class B subordinate voting shares outstanding.  Four of our directors are directors of Temagami.

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Legal Proceedings

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether they pose an unacceptable risk to human health or the environment.

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, Teck American Incorporated (“TAI”), entered into a Settlement Agreement (the “EPA Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River under the oversight of the EPA.

The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.

Two citizens of Washington State and members of the Colville Tribe have commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials to a facility in Washington State.

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The litigation continues. In September 2012, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012 the District Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgement that Teck Metals is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from Teck Metals for environmental response costs and, in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from Teck Metals’ Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor does it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of plaintiffs.

A hearing with respect to liability in connection with air emissions and past response costs is now expected to take place in December 2015 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The EPA Agreement is not affected by the litigation.

There can be no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken.  If remediation is required and damage to resources found, the cost of remediation may be material.

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Transfer Agents and Registrars

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

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Material Contracts

The following are the only contracts entered into by the Company since January 1, 2002 which are material, still in effect and not entered into in the ordinary course of business:

■	Co-Ownership and Operating Agreement, dated as of March 5, 2010, between Teck Metals Ltd. and British Columbia Hydro and Power Authority.

■	Indenture, dated as of August 17, 2010, between the Company and The Bank of New York Mellon, as trustee, and the first, second, third, fourth and fifth supplemental indentures thereto.

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Interests of Experts

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2013.  PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

Rodrigo Marinho, P.Geo., Don Mills, P.Geo., Eric Jensen, P.Eng. and Marco Maulen, MAusIMM (CP) have acted as qualified persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form.  Mr. Marinho is an employee of the Company.  Messrs. Mills and Jensen are employees of Teck Coal Limited, which is directly and indirectly wholly owned by Teck.  Mr. Maulen is an employee of Compañía Minera Antamina S.A., in which the Company holds a 22.5% share interest.

GLJ Petroleum Consultants Ltd. has acted as an independent qualified reserves evaluator in connection with our interest in the Fort Hills oil sands project and Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Frontier oil sands project.

Messrs. Marinho, Mills and Jensen, Maulen and designated professionals of GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.

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Disclosure Pursuant to the Requirements of the New York Stock Exchange

The Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Notwithstanding that Teck is a “foreign private issuer” for purposes of its New York Stock Exchange (NYSE) listing and, as such, the NYSE director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. As noted above, the Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. The differences between our practices and the NYSE rules are not material and are more of a matter of form than substance.

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Additional Information

1.	Additional information relating to the Company may be found on SEDAR at www.sedar.com.

2.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 23, 2014.  Additional financial information is also provided in our comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2013.  Copies of these documents are available upon request from our Corporate Secretary.

3.	Unless otherwise stated information contained herein is as at March 3, 2014.

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Schedule A

Teck Resources Limited

AUDIT COMMITTEE CHARTER

Purpose of the committee

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teck Resources Limited (the “company”) is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

■	integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices;

■
processes for identifying the principal financial risks of the company and reviewing the company’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

■	company’s compliance with legal and regulatory requirements related to financial reporting;

■	accounting principles, policies and procedures used by management in determining significant estimates,

■	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures,

■	mechanisms for employees to report concerns about accounting policies and financial reporting,

■	engagement, independence and performance of the company’s external auditor; and

■
internal audit mandate, internal audit and Sarbanes Oxley and Bill 198 (“SOX”) plans, internal audit and SOX audit programs and results of internal audits and SOX compliance audits performed by the company’s internal audit department.

The Committee shall also perform any other activities consistent with this Charter, the company’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors, a quorum of which shall be a majority of the members.  Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion.  All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the company’s securities trade and in accordance with Multilateral Investment Instrument 52-110.  Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by

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the financial statements of Teck Resources Limited.  At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with Canadian generally accepted accounting principles (“GAAP”), which for the company is International Financial Reporting Standards.

The Committee’s role is one of oversight.  Management is responsible for preparing the company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the company’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with GAAP.

In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of the company’s internal controls over financial reporting.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment.  The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of the company’s shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

Authority and Responsibilities

In performing its oversight responsibilities, the Committee shall:

1.	Meet at least five times per year. The Committee may ask members of management or others to attend meetings to provide information as necessary.

2.
Meet separately with the Chief Executive Officer and the Chief Financial Officer, senior financial management, the external auditor and the company’s chief audit executive at least four times per year, or more frequently as required, to discuss matters that the Committee or these individuals or groups believe should be discussed privately with the Committee.

3.
Minutes of all meetings of the Committee will be provided to the Board. Written or verbal reports on Committee meetings whose minutes have not been completed will be provided at each meeting of the Board.

4.	Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

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5.	Review the appointments of the company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

6.
Review with management, the external auditor and the company’s chief audit executive the adequacy and effectiveness of the company’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of audits and/or during annual controls compliance testing as required under SOX legislation.

7.
Review the company’s process for the CEO and CFO certifications required by the various regulatory agencies in the jurisdictions in which the company operates with respect to the company’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls.

8.
Review copies of the minutes of meetings of management’s disclosure committee and the Chairman of the Committee or an appointee shall meet at least once per year with the management’s disclosure committee to review the company’s disclosure controls and procedures.

9.
Review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports and the annual and interim earnings news releases and recommend their approval by the full Board prior to their release and/or filing with the applicable regulatory agencies.

10.
As appropriate, review other news releases and reporting documents that include material non-public financial information prior to their public disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements, but does not include news releases that contain financial information incidental to the announcement of acquisitions, financings or other transactions.

11.
Ensure that adequate procedures are in place for the review of the company’s public disclosure of financial information extracted or derived from the company’s financial statements, other than the public disclosure referred to in the immediately preceding item, and periodically assess the adequacy of these procedures.

12.
Review the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

13.
Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors’ judgments about the quality and appropriateness of the company’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

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14.	Review with management, the external auditor and the company’s chief audit executive significant related party transactions and potential conflicts of interest.

15.
To assist the Board with their recommendations to shareholders, recommend (a) the external auditor to be nominated to examine the company’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for the company and (b) the compensation of the external auditor. The Committee has the responsibility to approve all audit engagement terms and fees.

16.
Review with management and the external auditor and approve the annual external audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

17.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.

18.
Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a quarterly basis.  The Committee will receive an annual written confirmation of independence from the external auditor.

19.
Pre-approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving non-audit services to the Chairman or another member of the Committee appointed by the Chairman where the fee does not exceed $50,000.  The Committee will review a summary of all audit, non-audit and assurance work performed for the company at least twice per year.

20.
The Committee will be provided with copies of the minutes of meetings of management’s disclosure committee and the Chairman of the Committee or an appointee shall meet at least once per year with management’s disclosure committee to review the company’s disclosure controls and procedures.

21.	Review and approve the company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company, including:

■	the appointment of any employee or former employee of the company’s external auditor to a senior financial management position with the company, and

■	management’s reports of the profiles of all individuals hired during the past year who were employed by the external auditor at any time during the two years prior to being hired by the company.

22.	Review and approve the functions of the company’s Audit and Operational Review Department, including:

■	its mandate, authority and organizational reporting lines;

■	its annual and longer term internal audit plans, budgets and staffing;

■	its performance; and

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■	the appointment, reassignment or replacement of the company’s chief audit executive.

This review will include discussions with the company’s chief audit executive without the presence of management or the external auditor.

23.	Review the adequacy of the company’s bank lines of credit and guidelines for the investment of cash.

24.
Review with senior financial management, the external auditor, the company’s chief audit executive, and such others as the Committee deems appropriate, the results of operational reviews, audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

25.	Review the company’s procedures and establish procedures for the Committee for the:

■	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and

■
confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the company’s Code of Ethics or Standard of Business Practices.

26.
At each Audit Committee meeting the General Counsel and the company’s chief audit executive shall report any litigation, claim or other contingency that could have a significant effect on the company’s financial results or disclosures and any real or suspected incidents of fraud, theft or violations of the company’s Code of Ethics or Standard of Business Practices that have been reported to management or to the internal audit department.  The Committee shall review any such reports or similar type reports submitted by other employees or members of management and if deemed necessary, report such matters related to auditing, accounting and financial reporting and/or disclosure to the full Board.

27.	Prepare an audit committee report to be included in Teck Resources Limited’s annual proxy statement.

28.
Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of its investigation, at the expense of the company, (b) set and pay the compensation of any advisors retained by it and (c) communicate directly with the internal and external auditors.

29.	The Committee shall present to the Board an annual performance evaluation of the effectiveness of the Committee.

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Schedule B

Report of Management and Directors on Reserves Data and Other Information

Management of Teck Resources Limited (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2013, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company’s reserves and resources data.  The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

A Reserves Committee of the Board of Directors of the Company composed of a majority of independent directors has

1.	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;
2.	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
3.	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The Board of Directors has, on the recommendation of the Reserves Committee, approved

1.	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
2.	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
3.	the content and filing of this report.

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Donald R. Lindsay	/s/ Normal B. Keevil III
(Signed) Donald R. Lindsay President and Chief Executive Officer	(Signed) Norman B. Keevil III Director
/s/ Ronald A. Millos	/s/ Mayank M. Ashar
(Signed) Ronald A. Millos Senior Vice President, Finance and Chief Financial Officer	(Signed) Mayank M. Ashar Director
March 3, 2014
Date

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Schedule C

Teck Resources Limited	C-1

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Teck Resources Limited (the "Company"):

1.
We have evaluated the Company’s reserves data as at December 31, 2013. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2013, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The total proved plus probable reserves associated with the Company’s 20 percent working interest in the Fort Hills oil sands project is 608 million barrels of bitumen at December 31, 2013. The best estimate of contingent resources associated with the Company’s 20 percent working interest in the Fort Hills oil sands project is 26 million barrels of bitumen at December 31, 2013. These values are presented within our report prepared February 7, 2014.

5.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2013, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves	Description and Preparation Date of Evaluation	Location of Reserves (Country or Foreign Geographic	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - MM$)
Evaluator	Report	Area)	Audited	Evaluated	Reviewed	Total
	Corporate Summary
GLJ Petroleum Consultants	February 7, 2014	Canada		-604	-	-604

Teck Resources Limited

6.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

8.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 19, 2014

/s/ James H. Willmon

James H. Willmon, P. Eng.
Vice President

Teck Resources Limited

[Letterhead of Sproule Unconventional Limited]

NI 51-101 Geological Evaluation and Mine Plan
Review Report

Teck Resources Limited Frontier Mining Project
Report on Resources Data

By Independent Qualified Resources Evaluator or Auditor

To the Board of Directors of Teck Resources Limited (the “Company”);

In 2013 the Company announced that they had closed an agreement whereby the Company acquired portions of Shell Canada Ltd.’s interest in the oil sands leases adjacent to the Teck Frontier oil sand lease in exchange for Teck’s Equinox leases. This update, which has an effective date of December 31, 2013, recognizes this transaction and represents the Company’s one hundred percent working interest in the Frontier oil sands mine leases.

The preparation and disclosure of the reported resource estimates are the responsibility of the Company’s management. Sproule’s responsibility is to express an opinion on the bitumen-in-place, the contingent bitumen resources data and the mine, tailings and extraction plans, based on audits and reviews. Sproule carried out the geological evaluation and the mine plan review in accordance with standards established by the Canadian Securities Administrators (“CSA”) within National Instrument 51-101 (“NI 51-101”). This report adheres in all material aspects to the “best practices” recommended in the Canadian Oil and Gas Evaluation Handbook (“COGEH”) which are in accordance with the principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers. The COGEH is incorporated by reference in NI 51-101.

Those standards require that Sproule plan and perform the audits and reviews to obtain reasonable assurance as to whether or not the resource data are free of material misstatement.

Teck Resources Limited	2	January 30, 2014
Sproule Unconventional Limited

In Sproule’s opinion, the bitumen resources data reviewed have, in all material respects, been estimated and presented in accordance with COGEH.

Contingent Bitumen Resources1,2 Frontier and Equinox Oil Sands Mining Projects As of December 31, 2013
Project	Project – 100%	(MMbbl)
	Low Estimate	Best Estimate	High Estimate
Frontier Mine Total	2,360	3,047	3,465

Notes
1. Resource estimates were based on Norwest’s pit shell designs as of December 31, 2013.
2. Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

The term “Contingent Resources” is taken from the COGEH. The volumes listed in the table above refer to potentially recoverable volumes of bitumen resources. The volumes of contingent bitumen resources were calculated at the outlet of the proposed extraction plant.

The contingencies that prevent these bitumen resources from being classified as reserves include, but are not limited to, regulatory approval, completed feasibility studies and company commitment. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

The Frontier mine high contingent resource estimate is based on the entire mine pit design developed by Norwest Corporation. The Norwest pit design is based on economic criteria. The low and best estimates of contingent resources estimated by Sproule are based on a bitumen-in-place estimate generated based on a 250 meter radius from existing core holes and a 400 meter radius from existing core holes, respectively.

Further details on the results of Sproule’s geological evaluation and mine and tailings plans review are presented in the report entitled, “Contingent Bitumen Resource Estimates Geological Evaluation of Resource Volumes and Review of Mine Plan and Tailings Plan for the Frontier Oil Sands Mining Project (As of December 31, 2013)”.

Sproule has no responsibility to update the report for events and circumstances occurring after the preparation date.

Teck Resources Limited	3	January 30, 2014
Sproule Unconventional Limited

Because the Contingent Resources estimates are based on judgments regarding future events, actual results may vary and the variations may be material.

Sproule Unconventional Limited is a member of the Association of Professional Engineers and Geoscientists of Alberta and our permit number is P10418.

SPROULE UNCONVENTIONAL LIMITED

Original Signed by Cameron P. Six, P.Eng. On behalf of Grant Sanden, P.Eng.

/s/ Cameron P. Six
Grant Sanden, P.Eng.
Independent Consultant – Enersoft Inc.

Original Signed by Cameron P. Six, P.Eng.

/s/ Cameron P. Six
Cameron P. Six, P.Eng.
Vice-President, Unconventional and Director